**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-K**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-41620

**GAXOS.AI INC.**
(Exact name of Registrant as specified in its charter)

| **Nevada** | **87-3288897** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I. R. S. Employer Identification No.) |
| **101 Eisenhower Pkwy Suite 300, Roseland, New Jersey** | **07068** |
| (Address of principal executive offices) | (Zip Code) |

**(973) 275-7428**
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Exchange Act:**

| **Title of each class** | **Trading Symbol** | **Name of exchange on which registered** |
|---|---|---|
| Common Stock, par value $0.0001 | GXAI | The Nasdaq Stock Market LLC |

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☐ | Accelerated filer | ☐ |
|---|---|---|---|
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| | | Emerging growth company | ☒ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates, based upon the closing price of $1.41 per share of common stock as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), was $9,729,823.

As of March 25, 2026, 10,219,934 shares of the registrant's common stock, $0.0001 par value per share, were issued and outstanding.

Documents Incorporated by Reference: None.

**GAXOS.AI INC.**
**Form 10-K**
**For the Fiscal Year Ended December 31, 2025**

**TABLE OF CONTENTS**

# CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements in this Annual Report on Form 10-K about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "believe," "will," "expect," "anticipate," "estimate," "intend," "plan" and "would." For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common stock and future management and organizational structure are all forward-looking statements. Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed throughout this Annual Report on Form 10-K. Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, but are not limited to:

- our ability to obtain additional funds for our operations;

- our financial performance, including our revenues, cost of revenues, operating expenses, and our ability to attain and sustain profitability;

- our ability to attract and retain users;

- our ability to attract and retain advertisers;

- our ability to compete effectively with existing competitors and new market entrants;

- our ability to successfully expand in our existing markets and penetrate new markets;

- our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act, or JOBS Act;

- our ability to effectively manage our growth, and future expenses;

- our ability to maintain, protect, and enhance our intellectual property;

- our ability to comply with modified or new laws and regulations applying to our business, competitors and industry;

- our ability to attract and retain qualified key management and technical personnel; and

- other risks and uncertainties, including those listed under the caption "Risk Factors."

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this Annual Report on Form 10-K and the documents that we reference herein and have filed as exhibits to the Annual Report on Form 10-K, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this Annual Report on Form 10-K is accurate as of the date hereof. Because the risk factors referred to on page 4 of Annual Report on Form 10-K could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Annual Report on Form 10-K, and particularly our forward-looking statements, by these cautionary statements.

**SUMMARY OF RISK FACTORS**

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.

**Risks Related to Our Business and Industry**

- We have a limited operating history and have only recently generated revenues;

- We have not developed a strong customer base, and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We will incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business;

- We are dependent on the services of certain key management personnel, employees, and advisors. If we are unable to retain or motivate such individuals or hire qualified personnel, we may not be able to grow effectively;

- Certain products that we offer are based on new and unproven technologies and is subject to the risks of failure inherent in the development of new products and services;

- A slowdown or reduction in our sales in due to a reduction in end user demand, unanticipated competition, regulatory issues, or other unexpected circumstances

- If we fail to add new users, or if our users engage less with our products, our business would be seriously harmed; and

- Uncertainty regarding our ability to achieve profitability and positive cash flow through the commercialization of the products we offer or intend to offer in the future.

**Risks Related to Data Security**

- We rely on information systems to obtain, process, analyze, and manage data and to the extent IT systems are not successfully implemented or fail, our business and results of operations may be adversely affected.

- In addition to the risks generally relating to the collection, use, retention, security and transfer of personal information, we are also subject to specific obligations relating to information considered sensitive under applicable laws, such as health data and biometric data.

- Unauthorized access, use or disclosure of certain sensitive information in our possession or our failure to satisfy legal requirements, including requirements relating to safeguarding protected health information under the Health Insurance Portability and Accountability Act ("HIPAA") or state data privacy laws could result in civil and criminal liability and regulatory action, which could result in potential fines and penalties, as well as costs relating to investigation of an incident or breach, corrective actions, required notifications to regulatory agencies and customers, credit monitoring services and other necessary expenses.

**Risks Related to Information Technology Systems, Intellectual Property and Privacy Laws**

- We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position;

- Unauthorized breaches or failures in cybersecurity measures adopted by us and/or included in our products and services could have a material adverse effect on our business; and

- We may be subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could adversely affect our business.

**Risks Related to Regulatory Changes**

- We may be subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could adversely affect our business;

- Current and future laws and regulations.

**Risks Related to the Offering and Our Common Stock**

- We do not expect to pay dividends in the foreseeable future;

- If our stock price fluctuates, you could lose a significant part of your investment;

- The delisting of our securities by The Nasdaq Capital Market ("Nasdaq"); and

- Exclusive forum provisions in our certificate of incorporation and bylaws.

## ITEM 1. BUSINESS

Gaxos.AI is a technology company focused on reshaping the way people interact with artificial intelligence across everyday life and high-impact industries. More than a developer of applications, Gaxos.AI is building a portfolio of AI-powered solutions designed to make advanced technology more practical, accessible, and transformative. The company's growing portfolio spans defense, health and wellness, entertainment, and productivity—bringing intelligent tools to markets where innovation can drive meaningful real-world outcomes.

*Gaxos Labs*

Gaxos Labs, launched in September 2024, is the Gaxos.AI product studio developing and launching AI applications across fast-moving sectors.

In September 2024, we launched a transformative generative AI service that empowers game developers and publishers. Key features of the product include AI-powered creativity that reduces creative asset development time from hours to minutes, enabling rapid prototyping and fast experimentation with different designs; monetization tools that allow publishers to offer AI-generated assets for player customization; seamless plug-and-play integration with Unity and Godot for effortless adoption into existing workflows; a flexible API that connects to any game development engine and supports builds for any platform, including mobile and PC; dynamic content generation through our User-Generated-AI-Content (UGAiC) feature, which lets gamers use AI in real time to create fresh experiences with every playthrough; and customized solutions ranging from personalized AI models for image and sound generation to expert consulting services tailored to the unique needs of each developer.

In May 2025, we launched UnGPT.ai, a new tool designed to enhance text generated by artificial intelligence, making it sound more natural and human-like. UnGPT features a real-time rewriting engine that transforms machine-generated content while preserving meaning and context. The tool employs a proprietary multi-pass transformation model that surpasses existing AI detection tools, addressing the growing demand for high-quality, undetectable output, especially in sensitive industries.

In August 2025, we launched Art-Gen.AI, an AI image and video creation platform that makes pro-grade content effortless for anyone, anywhere. Art-Gen combines state-of-the-art AI models from industry leaders including Google, Stability AI, and PixVerse with Gaxos' proprietary enhancements to deliver unmatched creative speed, detail, and flexibility. With just a simple text prompt or reference image, users can instantly produce cinematic visuals, hyper-realistic imagery, or animated video content at a fraction of traditional production time and cost.,

In December 2025, we launched Bible Pray AI, a personalized, AI-powered spiritual growth platform designed to help users deepen faith, strengthen daily devotion, and apply scripture for greater peace, clarity, and purpose. Bible Pray AI represents our strategic expansion into the rapidly growing digital faith, mental wellness, and personal development economy, a sector supported by hundreds of millions of engaged global users seeking guided spiritual content, daily motivation, and community-based worship experiences.

*Gaxos Health*

Recently, we began to develop a new initiative, Gaxos Health, which is dedicated to revolutionizing personal health and wellness by developing a suite of innovative AI-powered health optimization solutions. Gaxos Health will integrate AI-driven insights with individual biometric data and health goals to create web and application based personalized wellness strategies for users. We believe that this cutting-edge approach will redefine preventative medicine, offering unparalleled personalization in health and wellness. Gaxos Health solutions will analyze a wide range of health data to provide tailored wellness plans and address the growing demand for personalized health solutions. We believe that this technology is not just a step but a leap forward in empowering individuals to take control of their health and longevity with AI's precision and intelligence.

We launched the AI-powered health optimization product in the third quarter of 2024.

*RNK Health*

On September 23, 2024, we formed a wholly-owned subsidiary, RNK Health LLC ("RNK Health"), to form a partnership and relationship with Nekwellness, LLC ("Nekwellness") to engage in the business of marketing certain health-related products. On October 10, 2024, the Company, RNK Health and Nekwellness entered into an operating agreement with respect to the regulation and management of the affairs of RNK Health and, as of such date, the Company owns a 70% membership interest in RNK Health and Nekwellness owns a 30% membership interest in RNK Health. RNK Health is currently providing access to certain medications, supplements and other wellness products and services.

*Gaxos Gaming*

Gaxos Gaming (the "Platform"), created with a vision to develop, design, acquire, and manage conventional games and to combine these games with unconventional game mechanisms, such as the ability for gamers and developers to utilize artificial intelligence to create and design in-game features, as well as to mint unique in-game features, such as skins, characters, weapons, gear, levels, and virtual lands, in the form of non-fungible tokens, or "NFTs," that will allow users to have unique experiences and more control over in-game assets.

In 2023, we launched our own proprietary games that are simple and fun to play, and that offer gamers the ability to utilize AI to personalize their gaming experience as well as to mint their own affordable NFTs, with unique and exclusive features, that can be utilized across the network of games and platform that we intend to build. As of December 31, 2025, we have launched five games, Space Striker AI, Brawl Bots, BattleFleet AI, Jigsaw Puzzle AI and Gaxos AI Puzzle. Space Striker AI allows players to engage in a captivating storyline and exciting retro shooting space action in the players AI-generated spaceship. Players can fuse crystals to upgrade their ship parts to craft, clash and conquer the galaxy all within a dynamic free-to-play economy. Brawl Bots immerses users in high-octane battles in real time against other players, in solo play or teams. Each player gets to control their own exclusive Bot character, ensuring a personalized gaming experience. BattleFleet AI is a take on the classic Battleship game with AI elements that allow gamers to design their ships. Gaxos AI Puzzle and Jigsaw Puzzle AI lets gamers solve preloaded jigsaw puzzles as well as design and solve new jigsaw puzzles using AI.

## Recent Updates

On March 2, 2026, the Company entered into a Membership Interest Purchase Agreement with America First Defense.AI LLC, a New Mexico limited liability company ("AFD"), pursuant to which the Company agreed to purchase, and AFD agreed to sell, 19.99% of AFD's outstanding membership interests (the "Membership Interests") for an aggregate purchase price of $2,900,000. The closing of the purchase occurred on March 5, 2026, subject to satisfaction of the conditions set forth in the Purchase Agreement.

## Intellectual Property

Certain aspects of our business are dependent upon the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is expected to be in the form of software code, patented technology, copyright, and trade secrets that we will use to develop our products. While we will develop our own intellectual property, we may also acquire and/or license other intellectual property which is owned by third parties.

We protect our intellectual property rights by relying on federal, state and common law protections, as well as contractual restrictions. We actively seek protection covering any intellectual property we believe may be useful or relevant to our business.

Our goal is to obtain, maintain and enforce protection for our intellectual property, and to operate without infringing on the rights of other parties. Our policy is to actively seek the broadest intellectual property protection possible for our intellectual property through a combination of contractual arrangements, registration of our domain names, copyrights, trademarks, service marks and/or patents. We have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements with employees, independent contractors, consultants, and entities with which we conduct business.

## Government Regulation

*Data Privacy Laws and Regulations*

We are subject to various federal, state, and international laws and regulations that affect companies conducting business on the Internet and mobile platforms, including those relating to privacy, use and protection of player and employee personal information and data (including the collection of data from minors), the Internet, behavioral tracking, mobile applications, content, advertising and marketing activities and anti-corruption. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our players and deliver products and services, which may significantly increase our compliance costs.

We recognize that users of Gaxos Gaming, Gaxos Health, Gaxos Labs and RNK Health care deeply about how their personal information is collected, used and shared.

Users of Gaxos Gaming, Gaxos Health, Gaxos Labs, and RNK Health may be required to provide us with certain personal information such as their name, email address and phone number. We take commercially reasonable and appropriate measures to protect this personal information from accidental loss, misuse, and unauthorized access, disclosure, alteration, or destruction, taking into account the risks involved in processing and the nature of such data, and comply with applicable laws and regulations. We do not currently transfer any personal information to third-parties that do not act on our behalf, and we will not do so without users' opt-in consent. Similarly, we do not currently collect sensitive personal information from users without opt-in consent. We may disclose personal information to certain types of third-party companies, but only to the extent needed to enable them to provide such services. The types of companies that may receive personal information and their functions are: marketing assistance, analytics and reporting, customer support, email and SMS delivery, cloud infrastructure, and systems monitoring. All such third parties function as our agents, performing services at our instruction and on our behalf pursuant to contracts which require them to provide at least the same level of privacy protection as is required by our Privacy Policy. In addition, we may be required to disclose personal information in response to lawful requests by public authorities, including for the purpose of meeting national security or law enforcement requirements. We may also disclose personal information to other third parties when compelled to do so by government authorities or required by law or regulation including, but not limited to, in response to court orders and subpoenas.

With respect to retention of personal information, we may only retain such users' personal information in a form that identifies them only for as long as it serves the purpose(s) for which it was initially collected as stated in our Privacy Policy, as may be subsequently authorized. We may continue processing users' personal information for longer periods, but only for the time and to the extent such processing reasonably serves the purposes of statistical analysis, and subject to the protection of our Privacy Policy. After such time periods have expired, we may either delete the personal information or retain it in a form such that it does not identify the user personally.

*Healthcare Laws and Regulations*

We will be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we might conduct our business, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their implementing regulations, impose obligations on certain types of individuals and entities regarding the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information.

**Competition**

We operate in industries that are highly competitive and evolving. Specifically, our business faces intense competition in AI applications, gaming, supplements and peptide sales, gaming and other various products.

Gaxos Health will also operate in a competitive health and wellness landscape. Specifically, Gaxos Health faces intense competition from other companies catering to individuals that are seeking for ways to improve their longevity and health span. Certain competitors may expand their offering to include artificial intelligence and other proprietary methodologies that can further increase competition.

RNK Health operates in a competitive landscape and faces competition from similar companies that provide access to similar products such as NAD+ or Sermorelin.

Gaxos Gaming may face competition from other AI services that cater to game users and game developers. Further, our competition may become more intense if gaming industry leaders such as Sony, Nintendo, and Microsoft, all of whom have significant financial, technical and other resources, greater brand recognition and longer operating histories, decide to focus their efforts on AI-aspets of gaming.

Our ability to compete depends in large part on our continuous commitment to research and development, our ability to rapidly introduce new features and functionality, and to acquire users. We intend to work closely with our customers to continuously enhance the performance, functionality, usability, reliability and flexibility of our products.

**Employees**

As of March 15, 2026, we have a total of 3 full-time employees, We have established a network of external professionals and consultants to which we outsource various research and development and operational tasks in an effort to minimize administrative overhead. We are not a party to any collective bargaining agreements. We believe that we maintain good relations with our employees.

**Corporate History**

We were originally incorporated in the State of Wyoming on October 27, 2021 ("NFT Wyoming").

On March 29, 2022, the Board of Directors of the Company approved, subject to shareholder approval, a Plan of Conversion, pursuant to which the Company converted from a corporation incorporated under the laws of the State of Wyoming to a corporation incorporated under the laws of the State of Delaware (the "Delaware Reincorporation"), and such approval included the adoption of the Certificate of Incorporation (the "Delaware Certificate") and the Bylaws (the "Delaware Bylaws") for the Company under the laws of the State of Delaware, under the name, "The NFT Gaming Company, Inc.," to become effective with the effectiveness of the Reincorporation. On March 29, 2022, we received majority shareholder approval.

On March 30, 2022, we completed the Delaware Reincorporation by filing the Delaware Certificate with the Delaware Secretary of State.

On January 5, 2024, we filed an amendment to our Certificate of Incorporation with the Delaware Secretary of State to change our name to "Gaxos.ai Inc."

On March 7, 2024, we filed a Certificate of Amendment with the Delaware Secretary of State to effectuate a 1-for-12 reverse stock split of our issued and outstanding and authorized shares of common stock. The reverse stock split became effective on March 7, 2024. All share data, per share data and related information contained in this Annual Report on Form 10-K has been retrospectively adjusted to reflect the effect of the reverse stock split.

On September 16, 2024, the Board of Directors of the Company approved, subject to shareholder approval, a Plan of Conversion, pursuant to which the Company converted from a corporation incorporated under the laws of the State of Delaware to a corporation incorporated under the laws of the State of Nevada (the "Reincorporation"), and such approval included the adoption of the Articles of Incorporation (the "Nevada Articles") and the Bylaws (the "Nevada Bylaws") for the Company under the laws of the State of Nevada, under the name, "Gaxos.ai Inc.," to become effective with the effectiveness of the Reincorporation. On December 27, 2024, we received majority shareholder approval for the Reincorporation.

On March 3, 2025, we changed our state of incorporation from Delaware to Nevada.

**Our Corporate Information**

We were incorporated as in the State of Wyoming on October 27, 2021. On March 30, 2022, we changed our state of incorporation from Wyoming to Delaware. On March 3, 2025, we changed our state of incorporation from Delaware to Nevada. Our principal executive offices are located at 101 Eisenhower Pkwy, Suite 3000, Roseland, NJ 07068 and our telephone number is (973) 275-7428.

**Available Information**

Our website address is *https://gaxos.ai.* The contents of, or information accessible through, our website are not part of this Annual Report on Form 10-K, and our website address is included in this document as an inactive textual reference only. We make our filings with the U.S. Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC. The public may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is www.sec.gov. The information contained in the SEC's website is not intended to be a part of this filing.

## ITEM 1A. RISK FACTORS

*An investment in our securities involves a high degree of risk. An investor should carefully consider the risks described below as well as other information contained in this Annual Report on Form 10-K and our other reports filed with the U.S. Securities and Exchange Commission ("SEC"). The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our securities could decline, and investors in our company may lose all or part of their investment.*

**Risks Related to Our Business and Industry**

***We have a limited operating history and, therefore, cannot accurately project our revenues and operating expenses.***

Because we have a limited history, it is difficult to evaluate our proposed business and future prospects, including our ability to plan for and model future growth. Our limited operating experience, combined with the rapidly evolving nature of the AI markets in which we operate, substantial uncertainty concerning how this market may develop, and other economic factors beyond our control reduce our ability to accurately forecast quarterly or annual revenue. Failure to manage our current and future growth effectively could have an adverse effect on our business, operating results, and financial condition. Our business should be considered in light of the risks, expenses, and difficulties that we have encountered to date and will continue to encounter.

***We have not developed a strong customer base, and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We will incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business.***

We have not yet developed a strong customer base and we have not generated sustainable revenue since inception. We are subject to the substantial risk of failure facing businesses seeking to develop and commercialize new products and technologies. Maintaining and improving our platforms will require significant capital. We will also incur substantial accounting, legal, and other overhead costs as a public company. If our offerings to customers are unsuccessful, result in insufficient revenue, or result in us not being able to sustain revenue, we will be forced to reduce expenses, which may result in an inability to gain new customers.

***We may encounter numerous difficulties frequently encountered by companies in the early stage of operations.***

We have a limited operating history upon which any investor may evaluate our current business and future prospects. Any potential investor must consider the risks and difficulties frequently encountered by early-stage companies. Historically, there has been a high failure rate among early-stage companies. Our future performance will depend upon a number of factors, including our ability to:

- implement our growth strategy;

- aggressively counter and respond to actions by our competitors;

- pursue new users and maintain relationship with current users;

- maintain adequate control of our expenses;

- attract, retain and motivate qualified personnel;

- react to user preferences and demands; and

- regulatory compliance.

We cannot assure investors that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

*We may be unable to manage our growth or implement our expansion strategy.*

We may not be able to develop our product or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational, and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel, or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

*We will need additional debt or equity financing in the future.*

While we generate operating revenues from the sale of our digital products, our operating revenues are not be sufficient to finance our operations including our marketing efforts. Accordingly, we will need to obtain additional financing to operate and fully implement our business plan and aggressive growth strategy. There can be no assurance that any additional financing will be available to us or, if available, that such financing will be on terms acceptable to us. If we obtain additional financing through the issuance of equity or convertible debt securities, it may be significantly dilutive to our shareholders and such additional equity or convertible debt securities may have rights, preferences, or privileges senior to those of our Common Stock. In addition, our ability to issue debt securities or to service any debt may also be limited by our inability to generate consistent cash flow. If additional financing is not available on acceptable terms, we may not be able to fund our on-going operations or any future expansion of our business, develop or enhance our products or services, or respond effectively to competitive pressures. The inability to raise additional capital in the future may force us to curtail future business opportunities or cease operations entirely.

*If we are unable to obtain additional funding when needed, our business operations will be harmed, and if we do obtain additional financing, our then-existing shareholders may suffer substantial dilution.*

As we take steps in the commercialization and marketing of our technologies, or respond to potential opportunities and/or adverse events, our working capital needs may change. We anticipate that if our cash and cash equivalents are insufficient to satisfy our liquidity requirements, we will require additional funding to sustain our ongoing operations and to continue our research and development activities. On January 26, 2026, we entered into the ATM Agreement with H. C. Wainwright and Co., LLC ("Wainwright") under which we can offer and sell shares of our common stock having an aggregate sales price of up to $5,600,000 through Wainwright as the sales agent pursuant to the Company's effective shelf registration statement on Form S-3 (File No. 333-283758), including an accompanying base prospectus dated December 18, 2024 and prospectus supplements dated January 23, 2026 and February 4, 2026. Sales of shares of our common stock through Wainwright, if any, will be made by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. Wainwright will use commercially reasonable efforts to sell shares of the Company's common stock from time to time, based on instructions from the Company (including any price, time or size limits or other parameters or conditions we may impose). We will pay Wainwright a commission equal to 3.0% of the aggregate gross proceeds from the sales of shares of the Company's common stock sold through Wainwright under the ATM Agreement and will also reimburse Wainwright for certain specified expenses in connection with the ATM Agreement. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all, if needed. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to conduct business operations. If we are unable to obtain additional financing to finance a revised growth plan, we will likely be required to curtail such plans or cease our business operations. Any additional equity financing may involve substantial dilution to our then existing shareholders.

*We are dependent on the services of certain key management personnel, employees, and advisors. If we are unable to retain or motivate such individuals or hire qualified personnel, we may not be able to grow effectively.*

We depend on the services of a number of key management personnel, employees, and advisors and our future performance will largely depend on the talents and efforts of such individuals. We do not currently maintain "key person" life insurance on any of our employees. The loss of one or more of such key individuals, or failure to find a suitable successor, could hamper our efforts to successfully operate our business and achieve our business objectives. Our future success will also depend on our ability to identify, hire, develop, motivate, and retain highly skilled personnel. Competition in our industry for qualified employees is intense, and our compensation arrangements may not always be successful in attracting new employees and/or retaining and motivating our existing employees. Future acquisitions by us may also cause uncertainty among our current employees and employees of the acquired entity, which could lead to the departure of key individuals. Such departures could have an adverse impact on the anticipated benefits of an acquisition.

*We may continue to incur substantial losses and negative operating cash flows and may not achieve or maintain positive cash flow or profitability in the future.*

We have incurred significant losses and negative operating cash flow from inception and may continue to incur significant losses and negative operating cash flow into the future. In order to reach our business growth objectives, we expect to incur significant sales, marketing, software development and other operating costs, including costs associated with the expansion of our personnel. As a result, we will need to generate and grow our revenues significantly to achieve positive cash flow and profitability. There can be no assurance that we will be successful in generating and increasing our revenues or that we can achieve or maintain positive cash flow or profitability. On December 31, 2025, we had a cash balance of $840,499, had short-term investments of $11,345,187, and had working capital of $11,919,230. During the year ended December 31, 2025, we used net cash in operations of $3,853,757. Until such time that we implement our growth strategy, we expect to continue to generate operating losses in the foreseeable future, mostly due to corporate overhead, research and development, and costs of being a public company. We believes that our existing working capital and cash on hand will provide sufficient cash to enable us to meet our operating needs and debt requirements for the next twelve months from the issuance date of this report.

***We may utilize artificial intelligence, which exposes us to liability and affects our business.***

We use, or may in the future use, artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, "AI") in connection with our business. The use of AI is still a relatively new and emerging technology, and the introduction and incorporation of AI may expose us to additional risks, such as damage to our reputation, competitive position, and business, legal and regulatory risks and additional costs. For example, AI algorithms and machine learning methods may contain flaws, raising ethical and legal concerns, such as unintentional bias in credit decisions. Additionally, the complexity and fast-paced evolution of AI present significant challenges, especially as we compete with other companies in this space. We may not always succeed in identifying or resolving problems before they emerge. AI-related challenges, including potential government regulations, flaws, or other deficiencies, could further complicate our efforts and adversely affect our business.

***The use of new and evolving technologies, such as artificial intelligence, in our business may result in spending material resources and presents risks and challenges that can impact our business including by posing security and other risks to our confidential and/or proprietary information, including personal information, and as a result we may be exposed to reputational harm and liability.***

We may use and integrate artificial intelligence into our business processes, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. The use of AI presents risks and challenges that could adversely affect our business and reputation, including cybersecurity, data privacy, IT, confidentiality, regulatory, legal, operational, competitive, reputational, intellectual property and other risks. Specifically, risks related to accuracy, bias, AI hallucinations, discrimination, harmful content, misinformation, fraud, scams, targeted attacks (including model poisoning or data poisoning), surveillance, data leakage, bias and inequality, environmental and other harms may flow from our development or use of AI technologies. For example, use of certain AI tools may increase the risk of unauthorized disclosure of confidential information, compromise of proprietary intellectual property, or inadvertent inclusion of third-party intellectual property or other protected material, which could result in disputes or claims of infringement.

Additionally, government and supranational regulation related to AI is evolving as new laws and regulations are implemented globally and could increase the operational cost of compliance, including through requirements related to transparency, accountability, risk management, human oversight, and data governance. We expect to see increasing regulation related to AI governance, use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU's Artificial Intelligence Act ("AI Act") - the world's first comprehensive AI law -entered into force on August 1, 2024, with most important provisions scheduled to become effective on August 1, 2026. As currently enacted, the AI Act imposes significant obligations on providers and deployers of high-risk AI systems and general purpose AI models, and encourages providers and deployers of AI systems to account for EU ethical principles when developing and using AI technology. The scope of requirements depends on legal and risk determinations that rely on novel legal provisions that have not yet been fully interpreted by courts or regulators, and non-compliance can lead to significant fines.

In the U.S., the regulatory environment is complex and uncertain. Over the past year, states have advanced, and in some cases passed, dozens of laws focusing on AI governance and regulation, including deployment of AI in healthcare settings. At the Federal level, the current executive administration has endorsed a federal moratorium on the enforcement of state AI laws, including through a December 11, 2025, executive order on "Ensuring a National Policy Framework for Artificial Intelligence." So far, these efforts have not been successful at curtailing state action on AI regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts. In addition, there is continued uncertainty regarding the application of existing federal and state legal frameworks to uses and development of AI, and legal norms and market standards regarding AI continue to evolve. For example, various federal and state regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. The FDA, for example, issued guidance on the use of artificial intelligence in medical devices, requiring detailed risk management and review processes to obtain approvals. The FDA has further issued, for example, draft guidance on the use of AI in regulatory decision-making for drug and biological products that centers on the context of use while establishing a credibility assessment framework for establishing and evaluating AI model outputs intended to support regulatory decision-making. If we develop or use AI systems that are governed by these laws or regulations, including as informed by regulatory guidance, we will need to meet higher standards of data quality, transparency, and human oversight, and we would need to adhere to specific, potentially burdensome and costly ethical, accountability, and administrative requirements. We may also be subject to significant enforcement or litigation in the event of any perceived non-compliance.

The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that AI is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate AI tools into their offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving theft and misuse of personal information, confidential information and intellectual property. In addition, the use of generative AI models in our internal or third-party systems may create new attack surfaces or methods for adversaries, which could impact us and our vendors. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business, financial condition and results of operation.

***Our business will be intensely competitive. We may not deliver successful and engaging games, or players and consumers may prefer our competitors' products over our own.***

We operate in a competitive environment that is characterized by price fluctuation and technological change. We will compete with major international and domestic companies. Some of our current and future potential competitors may have greater market recognition and customer bases, longer operating histories, and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel, and other resources than we do. In addition, competitors may be developing similar technologies with a cost similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of blockchain-based games and NFT products than we can.

***The impact on our industry of the development and deployment of artificial intelligence in the workplace is unknown, and potential changes in work spaces and work patterns could impact order volume and adversely affect our business and financial results.***

As companies of all sizes evaluate and deploy artificial intelligence technologies, our customers may begin to change or adapt their work patterns, workplace needs, and approach to workspace design and furniture procurement. The impact of end users' integration of AI on our industry is unknown, and there can be no assurance that the use of AI will benefit our business or profitability. Further, we may face competition from other companies that are developing AI technologies to improve specification and procurement process, potentially including accelerated quoting, improved accuracy, targeted product selection, and vendor coordination. If we are unable to integrate AI to increase efficiency and reduce costs for our trade partners and end users, our business may be adversely affected.

***Our industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business may be negatively impacted.***

Technology changes rapidly in the interactive entertainment industry. We must continually anticipate and adapt to emerging technologies, such as cloud-based game streaming, and business models, such as free-to-play and subscription-based access to a portfolio of interactive content, to stay competitive. Forecasting the financial impact of these changing technologies and business models is inherently uncertain and volatile. Supporting a new technology or business model may require partnering with a new platform, business, or technology partner, which may be on terms that are less favorable to us than those for traditional technologies or business models. If we invest in the development of interactive entertainment products for distribution channels that incorporate a new technology or business model that does not achieve significant commercial success, whether because of competition or otherwise, we may not recover the often-substantial up-front costs of developing and marketing those products, or recover the opportunity cost of diverting management and financial resources away from other products or opportunities. Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both.

If, on the other hand, we elect not to pursue the development of products incorporating a new technology, or otherwise elect not to pursue new business models that achieve significant commercial success, it may have adverse consequences. It may take significant time and expenditures to shift product development resources to that technology or business model, and it may be more difficult to compete against existing products incorporating that technology or using that business model.

***Negative perceptions about our business, products, and services and the communities within our products and services may damage our business, and we may incur costs to address concerns.***

Expectations regarding the quality, performance and integrity of our products and services are high. Negative responses about our products and services may not be foreseeable. We also may not effectively manage these responses because of reasons within or outside of our control. For example, we have included in certain games the ability for players to purchase digital items, including in some instances virtual "packs", "boxes" or "crates" that contain variable digital items. The inclusion of variable digital items in certain games has the possibility of creating a negative perception of gameplay fairness or other negative perceptions, our reputation and brand could be harmed and revenue could be negatively impacted.

In addition, we aim to offer our players safe, inclusive and fulfilling online communities. We may not be able to maintain healthy, long-term online communities within our games and services as a result of the use of those communities as forums for harassment or bullying, our inability to successfully discourage overuse of our games and services or overspending within our games and services, or the successful implementation of cheating programs. Although we expend resources, and expect to continue to expend resources, to maintain healthy online communities, our efforts may not be successful due to scale, limitations of existing technologies or other factors.

In the event that there is negative sentiment about gameplay fairness, our online communities, our business practices, business models or game content, it can lead to investigations or increased scrutiny from governmental bodies and consumer groups, as well as litigation, which, regardless of their outcome, may be costly, damaging to our reputation and harm our business.

*We may become involved in legal proceedings that may result in adverse outcomes.*

We may become subject to claims, suits, government investigations, and other proceedings involving competition and antitrust, intellectual property, privacy, tax, labor and employment, commercial disputes, content generated by our users, goods and services offered by advertisers or publishers using our platforms, and other matters. Such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. Determining reserves for our pending litigation is a complex, fact-intensive process that requires significant judgment. It is possible that a resolution of one or more such proceedings could result in substantial fines and penalties that could adversely affect our business, financial position, results of operations, or cash flows in a particular period. These proceedings could also result in criminal sanctions, consent decrees, or orders preventing us from offering certain features, functionalities, products, or services, requiring a change in our business practices, or requiring development of non-infringing products or technologies, which could also adversely affect our business and results of operations.

*Our business is subject to economic, market and geopolitical conditions.*

Our business is subject to economic, market, public health, and geopolitical conditions which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions that negatively impact discretionary consumer spending and consumer demand, including inflation, slower growth, recession, and other macroeconomic conditions, including those resulting from public health outbreaks such as t pandemic and geopolitical issues could have a material adverse impact on our business and operating results.

We are particularly susceptible to market conditions and risks associated with the entertainment industry, which, in addition to general macroeconomic downturns, also include the popularity, price and timing of our games, changes in consumer demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

*Catastrophic events may disrupt our business.*

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, public health outbreaks, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other events could cause outages, disruptions and/or degradations of our infrastructure, including our or our partners' information technology and network systems, a failure in our ability to conduct normal business operations, or the closure of public spaces in which players engage with our games and services. The health and safety of our employees, players, third-party organizations with whom we partner or regulatory agencies on which we rely could be also affected, which may prevent us from executing against our business strategies or cause a decrease in consumer demand for our products and services. System redundancy may be ineffective and our disaster recovery and business continuity planning may not be sufficient for all eventualities. Such failures, disruptions, closures, or inability to conduct normal business operations could also prevent access to our products, services or online stores selling our products and services, cause delay or interruption in our product or live services offerings, allow breaches of data security or result in the loss of critical data. An event that results in the disruption or degradation of any of our critical business functions or information technology systems, harms our ability to conduct normal business operations or causes a decreased in consumer demand for our products and services could materially impact our reputation and brand, financial condition and operating results.

*We may not meet our product and live service development schedules and live service release schedule may be delayed, cancelled, or poorly received.*

Our ability to meet product development schedules is affected by a number of factors both within and outside our control, including feedback from our players, the creative processes involved, the coordination of large and sometimes geographically dispersed development teams, the complexity of our products and the platforms for which they are developed, the need to fine-tune our products prior to their release and, in certain cases, approvals from third parties. Any failure to meet anticipated production or release schedules likely would result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development and/or marketing expenses, harm our profitability, and cause our operating results to be materially different than anticipated. If we miss key selling periods for products or services, particularly the fiscal quarter ending in December, for any reason, including product delays or product cancellations our sales likely will suffer significantly.

**Risks Related to Information Technology Systems, Intellectual Property and Privacy Laws**

*Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.*

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our Traders or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

*We face the risk of fraud.*

Online transactions may be subject to sophisticated schemes or collusion to defraud, launder money or other illegal activities, and there is a risk that our products may be used for those purposes either by our customers or our employees or contractors. This may be especially true when dealing with cryptocurrencies, which by design, may be difficult or impossible to trace. While we believe that our systems, both computer and procedural, afford an adequate degree of protection against fraudulent activities, if such protection is not effective in all cases, is circumvented or if we fail to implement updated controls and procedures or to counter new fraud techniques, we could lose the confidence of our customers and our reputation could be damaged. Moreover, any failure to protect ourselves and our customers from fraudulent activity could result in reputational damage and could materially adversely affect our operations, financial performance and prospects. Failure to adequately monitor and prevent money laundering and other fraudulent activity could also result in civil or criminal liability.

*We use open-source software in connection with certain of our games and services which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.*

We use open-source software in connection with some of the games and services we offer. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open-source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open-source software. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games or products, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our game development efforts, any of which could negatively impact our business.

*We rely on third-party providers for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our products. Any disruption in the services provided by such third-party provider could adversely affect our business.*

Our products are hosted from and use computing infrastructure, secure network connectivity, and other technology-related services provided by third-party providers. We do not control the operations of these third-party provider or own the equipment used to provide such services. Because we cannot easily switch between cloud providers, any disruption of or interference, for example, due to natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or similar events, would impact our operations and may adversely affect our business, financial condition, operating results and cash flows. In addition, these providers have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew our agreements on commercially reasonable terms or develop our blockchain capabilities, we may be required to transition to a new provider, and we may incur significant costs and possible service interruption in connection with doing so.

In addition, these providers may take actions beyond our control that could seriously harm our business, including:

- discontinuing or limiting our access to its cloud platform

- increasing pricing terms;

- terminating or seeking to terminate our contractual relationship altogether;

- establishing more favorable relationships or pricing terms with one or more of our competitors; and

- modifying or interpreting its terms of service or other policies in a manner that impacts our ability to run our business and operations.

Cloud hosting providers have broad discretion to change and interpret their terms of service and other policies with respect to us, and those actions may be unfavorable to us. They may also alter how we are able to process data on their respective cloud platforms. If changes or interpretations are made that are unfavorable to us, our business could be seriously harmed.

***We may not be able to secure all rights to our intellectual property or our rights may be subject to claims of infringement by others and other issues affecting production.***

We will rely on a combination of trade secret, trademark, and copyright laws, as well as employee and third-party non-disclosure agreements and other protective measures, to protect intellectual property rights pertaining to our products and technologies both in the U.S. and abroad. There can be no assurance, however, that these measures will provide meaningful protection of our technology, trade secrets, know-how or other intellectual property in the event of any unauthorized use, misappropriation, or disclosure. There can also be no assurance that others will not independently develop similar technologies or duplicate any technology that we develop or have developed without violating our intellectual property rights. In addition, there can be no assurance that our intellectual property rights will be held to be valid, will not be successfully challenged or will otherwise be of value. In the event that we are subject to a claim of intellectual property infringement, whether it be patent, copyright or trademark, the cost of defending such a claim, even if partly covered by insurance, will be significant and will have a material adverse effect on our financial results.

***If third parties claim that we infringe their intellectual property, it may result in costly litigation.***

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements or obtain them on terms acceptable to us.

***We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position.***

Our success, in part, depends upon our proprietary technology. We have various forms of intellectual property including patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization or develop similar technology independently. We also pursue the registration of our domain names, trademarks, and service marks in the United States. However, we cannot provide any assurance that patent applications that we file will ultimately result in an issued patent or, if issued, that they will provide sufficient protections for our technology against competitors. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any intellectual property rights we hold.

***The laws and regulations concerning data privacy are continually evolving. Failure to comply with these laws and regulations could harm our business.***

We will collect and store information about our consumers, including consumers who play our games. In addition, we collect and store information about our employees. We will be subject to laws from a variety of jurisdictions regarding privacy and the protection of this information, including the E.U.'s General Data Protection Regulation (the "GDPR"), the U.S. Children's Online Privacy Protection Act ("COPPA"), which regulates the collection, use, and disclosure of personal information from children under 13 years of age, and the California Consumer Privacy Act (the "CCPA"). Failure to comply with any of these laws or regulations may increase our costs, subject us to expensive and distracting government investigations, and result in substantial fines.

Data privacy protection laws are rapidly changing and likely will continue to do so for the foreseeable future and may be inconsistent from jurisdiction to jurisdiction. For example, the E.U. has traditionally taken a broader view than the United States and certain other jurisdictions as to what is considered personal information and has imposed greater obligations under data privacy and protection regulations, including those imposed under the GDPR. The U.S. government, including the Federal Trade Commission and the Department of Commerce, as well as various U.S. state governments, are continuing to review the need for greater regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices. Complying with emerging and changing laws could require us to incur substantial costs or impact our approach to operating and marketing our games. Due to the rapidly changing nature of these data privacy protection laws, there is not always clear guidance from the respective governments and regulators regarding the interpretation of the law, which may create the risk of an inadvertent violation. For example, the California legislature recently passed the CCPA and the E.U. has proposed further reforms to its existing data protection legal framework, in addition to the GDPR, which may further change our compliance obligations. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. In addition, in some cases, we are dependent upon our platform providers and external data processors to assist us in ensuring compliance with these various types of regulations, and a violation by one of these third parties may also subject us to government investigations and result in substantial fines.

Player interaction with our games will be subject to our privacy policies, end user license agreements ("EULAs"), and terms of service. If we fail to comply with our posted privacy policies, EULAs, or terms of service, or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition, and harm our business. If regulators, the media, consumers, or employees raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, negatively impact our financial condition, or damage our business.

Gaxos Health will rely on information systems to obtain, process, analyze, and manage data. To the extent IT systems are not successfully implemented or fail, our business and results of operations may be adversely affected. Further, our business will rely to a significant degree upon the secure transmission, use and storage of sensitive information, including protected health information and other personally identifiable information, financial information and other confidential information and data within these systems.

To protect this information, we will need to implement commercially reasonable security measures and maintain information security policies and procedures informed by requirements under applicable law and recommended practices, in each case, as applicable to the data collected, hosted and processed. Despite our efforts, our business will be vulnerable to unauthorized access to data and/or breaches of confidential information due to criminal conduct, physical break-ins, hackers, employee or insider malfeasance and/or improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, ransomware events, phishing schemes, fraud, terrorist attacks, human error or other breaches by insiders or third parties or similar disruptive problems. It is not possible to prevent all security threats to our data. Techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and may be difficult to detect for long periods of time. Further, defects in the design or manufacture of applications we develop or procure from third parties could compromise our data. These events, including unauthorized access, misappropriation, disclosure or loss of sensitive information (including financial or personal health information) or a significant disruption of our network, expose us to risks including risks to our ability to provide our solutions, management distraction and the obligation to devote significant financial and other resources to mitigate such problems and increases to our future information security costs. Moreover, unauthorized access, use or disclosure of certain sensitive information in our possession or our failure to satisfy legal requirements, including requirements relating to safeguarding protected health information under the Health Insurance Portability and Accountability Act ("HIPAA") or state data privacy laws could result in civil and criminal liability and regulatory action, which could result in potential fines and penalties, as well as costs relating to investigation of an incident or breach, corrective actions, required notifications to regulatory agencies and customers, credit monitoring services and other necessary expenses. In addition, actual or perceived breaches of our security management efforts can cause existing customers to terminate their relationship with us and deter existing or prospective customers from using or purchasing our solutions in the future. These events can have a material adverse impact on our business, results of operations, financial condition and reputation.

***We collect, store, process, and use personal data, which subjects us to legal obligations and laws and regulations related to security and privacy, and any actual or perceived failure to meet those obligations could harm our business.***

We collect, process, store, and use a wide variety of data from our customers, including personal information. We are subject to federal, state and international laws relating to the collection, use, retention, security and transfer of various types of personal information. U.S. federal, state, and international laws and regulations governing privacy and data protection impose restrictions on what we can do with our customers' personal data and provide for related obligations. These obligations include heightened transparency about data collection, use and sharing practices, new data privacy rights, and rules in respect to cross-border data transfers, which carry significant enforcement penalties for non-compliance. These laws and regulations also require us to safeguard our customers' personal data. Although we have established security procedures to protect customer information, our or our third-party service providers' security and testing measures may not prevent security breaches. Any compromise of our security or breach of our customers' privacy could harm our reputation or financial condition and, therefore, our business.

In addition to the risks generally relating to the collection, use, retention, security and transfer of personal information, we are also subject to specific obligations relating to information considered sensitive under applicable laws, such as health data and biometric data. Health data is subject to additional privacy, security and breach notification requirements, and we are subject to audit by governmental authorities regarding our compliance with these obligations. The collection, handling, and other processing of biometric data also are subject to particular scrutiny and obligations under applicable laws and regulations, including consumer protection legislation (such as the Federal Trade Commission Act and similar state legislation), general privacy legislation (such as the California Consumer Privacy Act, or CCPA), and state statutes addressing biometric information specifically (including Illinois' Biometric Information Privacy Act, or BIPA), and by consumer protection regulators. If we fail to adequately comply with applicable rules and requirements, or if health data is handled in a manner not permitted by law or under our agreements with healthcare institutions, we can be subject to litigation or government investigations or other proceedings, and can be liable for associated investigatory expenses, and can also incur significant fees or fines. Some of those laws, including BIPA, provide consumers with a private right of action for certain violations and large potential statutory damages awards. Recent litigation around these laws has encouraged plaintiffs' attorneys to bring additional actions against other targets. Further, the FTC issued a policy statement regarding biometric information on May 18, 2023, that identifies numerous risks the FTC considers key, outlines relevant practices the FTC plans to scrutinize, and affirms the FTC's commitment to addressing deceptive and unfair practices involving the collection and use of biometric information, as well as deceptive marketing of biometric information technologies. These developments underscore the legal and regulatory risks applicable to our collection, use, disclosure, and other processing of health and biometric information.

In addition, a party who circumvents our security measures or exploits inadequacies in our security measures, could, among other effects, misappropriate customer data or other proprietary information or cause interruptions in our operations. Actual or perceived vulnerabilities may lead to claims against us. To the extent that the measures we or our third-party business partners have taken are, or are perceived to be, insufficient or inadequate, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, or damages and harm to our reputation. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized processing of our customer data, we may also have obligations to notify customers about the incident and we may need to provide some form of remedy for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data.

Violations of applicable laws relating to privacy, data protection, or cybersecurity, or cybersecurity breaches or incidents, as well as the perception that any of the foregoing have occurred, could impact our business in a number of ways, such as a temporary suspension of some or all of our operating and/or information systems, damage to our reputation and brand and our relationships with customers, suppliers, vendors, and service providers and could result in lost, unavailable, or corrupted data, lost sales, increased insurance premiums, substantial breach-notification and other remediation costs and claims, demands, and litigation, as well as adversely affect results of operations. In addition, we may also face regulatory investigations and other proceedings with corresponding fines, penalties, and other liabilities, civil claims including representative actions, and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. We may also incur additional costs in the future related to the implementation of additional security measures to protect against new or enhanced data security and privacy threats, to comply with state, federal, and international laws that may be enacted to address personal data processing risks and data security threats, or to investigate or address potential or actual data security breaches or incidents or violations of our actual or alleged obligations relating to privacy, data protection, or cybersecurity.

***United States federal and state privacy laws, and equivalent laws of other nations, may increase our costs of operation and expose us to civil and criminal sanctions.***

Regulation of data processing is evolving, as federal, state, and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and security, and the collection, processing, storage, transfer, and use of data. These new or proposed laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions, and guidance on implementation and compliance practices are often updated or otherwise revised, which adds to the complexity of processing personal data. These and other requirements could require us or our collaborators to incur additional costs to achieve compliance, limit our competitiveness, necessitate the acceptance of more onerous obligations in our contracts, restrict our ability to use, store, transfer, and process data, impact our or our collaborators' ability to process or use data in order to support the provision of our products, affect our or our collaborators' ability to offer our products in certain locations, or cause regulators to reject, limit or disrupt our clinical trial activities.

We and our collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state personal information laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws and regulations that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH. Depending on the facts and circumstances, we could be subject to civil or criminal penalties if we knowingly use or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

***Our business will be subject to complex and prescriptive regulations regarding consumer protection and data privacy practices, and could be adversely affected if our consumer protection, data privacy and security practices are not adequate, or perceived as being inadequate.***

We will be subject to global data privacy, data protection, localization, security and consumer-protection laws and regulations worldwide. These laws and regulations are emerging and evolving and the interpretation and application of these laws and regulations often are uncertain, contradictory, and changing. The failure to maintain data practices that are compliant with applicable laws and regulations, or evolving interpretations of applicable laws and regulations, could result in inquiries from enforcement agencies or direct consumer complaints, resulting in civil or criminal penalties, and could adversely impact our reputation and brand. In addition, the operational costs of compliance with these regulations are high and will likely continue to increase.

Even if we remain in strict compliance with applicable laws and regulations, consumer sensitivity to the collection and processing of their personal information continues to increase. Any real or perceived failures in maintaining acceptable data privacy practices, including allowing improper or unauthorized access, acquisition or misuse and/or uninformed disclosure of consumer, employee and other information, or a perception that we do not adequately secure this information or provide consumers with adequate notice about the information that they authorize us to collect and disclose could result in brand, reputational, or other harms to the business, result in costly remedial measures, deter current and potential customers from using our products and services and cause our financial results to be materially affected.

Third party vendors and business partners receive access to certain information that we collect. These vendors and business partners may not prevent data security breaches with respect to the information we provide them or fully enforce our policies, contractual obligations and disclosures regarding the collection, use, storage, transfer and retention of personal data. A data security breach of one of our vendors or business partners could cause reputational and financial harm to them and us, negatively impact our ability to offer our products and services, and could result in legal liability, costly remedial measures, governmental and regulatory investigations, harm our profitability, reputation and brand, and cause our financial results to be materially affected.

**Risks Related to Regulatory Changes**

*Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.*

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and audit our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and financial statements.

In addition, changes to U.S. federal, state or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and cash taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

*Government regulations applicable to us may negatively impact our business.*

We are a global company subject to various and complex laws and regulations domestically and internationally, including laws and regulations related to consumer protection, protection of minors, content, advertising, localization, information security, intellectual property, competition and taxation, among others. Many of these laws and regulations are continuously evolving and developing, and the application to, and impact on, us is uncertain. For example, the World Health Organization recently included "gaming disorder" in the 11[th] Revision of the International Classification of Diseases, prompting discussion and consideration of legislation and policies aimed at mitigating the risk of overuse of, and overspending within, video games. These laws could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. The costs of compliance with these laws may increase in the future as a result of changes in applicable laws or changes to interpretation. Any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liability.

Certain of our business models will be subject to new laws or regulations or evolving interpretations and application of existing laws and regulations, including those related to gambling. The growth and development of electronic commerce, virtual items and virtual currency has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and services in certain territories. New laws — each of which could vary significantly across jurisdictions — could subject us to additional regulation and oversight, cause us to further limit or restrict the sale of our products and services or otherwise impact our products and services, lessen the engagement with, and growth of, profitable business models, and expose us to increased compliance costs, significant liability, fines, penalties and harm to our reputation and brand.

We may be subject to laws in certain foreign countries, and adhere to industry standards in the United States, that mandate rating requirements or set other restrictions on the advertisement or distribution of interactive entertainment software based on content. In addition, certain foreign countries allow government censorship of interactive entertainment software products. Adoption of ratings systems, censorship or restrictions on distribution of interactive entertainment software based on content could harm our business by limiting the products we are able to offer to our consumers. In addition, compliance with new and possibly inconsistent regulations for different territories could be costly, delay or prevent the release of our products in those territories.

*We may face significant competition, which may harm our business, results of operations or financial condition.*

We may face substantial competition in the healthcare services markets. Our key competitors will include, among others, healthcare consulting service providers, healthcare payment accuracy companies and providers of other data products and data analytics solutions, including healthcare risk adjustment, quality, economic statistics and other data. The increasing standardization of certain healthcare services has made it easier for companies to enter these markets with competitive products and services. We cannot fully anticipate whether or when companies in adjacent or other product or service areas may launch competitive products and/or services, and any such entry may lead to obsolescence of our products and/or services or loss of market share or erosion of the prices for our solutions, or both. The extent of this competition may vary by the size of companies, geographical coverage and scope and breadth of products and services offered. Furthermore, some of our competitors may be significantly larger and have greater financial or other resources than we do. The vigorous competition we face requires us to provide high quality, innovative products at a competitive price. We cannot guarantee that we will be able to upgrade our existing solutions, or introduce new solutions at the same rate as our competitors, or at all, nor can we guarantee that such upgrades or new solutions will achieve market acceptance over or among competitive offerings, or at all. Therefore, these competitive pressures could have a material adverse impact on our business, results of operations or financial condition.

*Gaxos Health would be adversely affected if we cannot obtain, process or distribute data we require to provide our solutions.*

The success of Gaxos Health will depend on our ability to obtain, process, monetize and distribute data in the healthcare industry in a manner that complies with applicable law, regulation and contractual and restrictions. Our failure to obtain and distribute such data in a compliant manner could have a harmful effect on our ability to use and disclose such data which in turn could impair our ability to share such data with our customers or incorporate it into our services and offerings. In addition to complying with requirements in obtaining the data, the use, processing and distribution of such data may require us to obtain consent from third parties or follow additional laws, regulations or contractual restrictions that apply to the healthcare industry. Moreover, we may be subject to claims or liability for use or disclosure of information. Any such claims or liabilities and other failures to comply with applicable requirements could subject us to unexpected costs and adversely affect our operating results.

**Risks Related to Our Common Stock**

*The market prices and trading volume of our shares of Common Stock may experience rapid and substantial price volatility which could cause purchasers of our common stock to incur substantial losses.*

Recently, the market prices and trading volume of shares of Common Stock of other small publicly traded with a limited number of shares available to purchasers, have experienced rapid and substantial price volatility unrelated to the financial performance of those companies. Similarly, shares of our Common Stock may experience similar rapid and substantial price volatility unrelated to our financial performance, which could cause purchasers of our common stock to incur substantial losses, which may be unpredictable and not bear any relationship to our business and financial performance. Extreme fluctuations in the market price of our common stock may occur in response to strong and atypical retail investor interest, including on social media and online forums, the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other trading factors.

If there is extreme market volatility and trading patterns in our common stock, it may create several risks for investors, including the following:

- the market price of our common stock may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;

- if our future market capitalization reflects trading dynamics unrelated to our financial performance or prospects, purchasers of our common stock could incur substantial losses as prices decline once the level of market volatility has abated;

- if the future market price of our common stock declines, purchasers may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the market of our common stock will not fluctuate or decline significantly in the future, in which case you could incur substantial losses.

Further, we may incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our shares of common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including:

- actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our earnings;

- our current inability to pay dividends or other distributions;

- publication of research reports by analysts or others about us or cryptocurrency including the NFT industry which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis;

- changes in market valuations of similar companies;

- market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;

- additions or departures of key personnel;

- actions by institutional or significant stockholders;

- short interest in our stock and the market response to such short interest;

- the dramatic increase in the number of individual holders of our stock and their participation in social media platforms targeted at speculative investing;

- speculation in the press or investment community about our company or industry;

- strategic actions by us or our competitors, such as acquisitions or other investments;

- legislative, administrative, regulatory or other actions affecting our business, our industry, including positions taken by the Internal Revenue Service ("IRS");

- investigations, proceedings, or litigation that involve or affect us;

- the occurrence of any of the other risk factors included in this Registration Statement on Form S-1; and

- general market and economic conditions.

***The price of our securities may fluctuate substantially.***

You should consider an investment in our securities to be risky, and you should invest in our securities only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our Common Stock to fluctuate, in addition to the other risks mentioned in this "*Risk Factors*" section and elsewhere in this Annual Report on Form 10-K, are:

- sale of our Common Stock by our shareholders, executives, and directors;

- volatility and limitations in trading volumes of our shares of Common Stock;

- our ability to obtain financing;

- the timing and success of introductions of new products by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors;

- our ability to attract new customers;

- changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of Common Stock by our shareholders;

- our cash position;

- announcements and events surrounding financing efforts, including debt and equity securities;

- our inability to enter into new markets or develop new products;

- reputational issues;

- announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;

- changes in general economic, political and market conditions in or any of the regions in which we conduct our business;

- changes in industry conditions or perceptions;

- analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;

- departures and additions of key personnel;

- disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;

- changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

- other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our Common Stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

***Our ability to have our securities traded on the Nasdaq Capital Market is subject to us meeting applicable listing criteria.***

Our Common Stock is publicly traded and listed on the Nasdaq Capital Market ("Nasdaq") under the trading symbol "GXAI." To maintain our listing, we must comply with the continued listing requirements of the Nasdaq Capital Market, which include a minimum bid price requirement of $1.00 per share. Nasdaq requires companies desiring to list their Common Stock to meet certain listing criteria including total number of shareholders, minimum stock price, total value of public float, and in some cases total shareholders' equity and market capitalization. Our failure to meet such applicable listing criteria could prevent us from maintaining the listing of our Common Stock on Nasdaq. In the event we are unable to have our shares traded on Nasdaq, our Common Stock could potentially trade on the OTCQX or the OTCQB, each of which is generally considered less liquid and more volatile than Nasdaq. Our failure to maintain a listing on Nasdaq could make it more difficult for you to trade our shares, could prevent our Common Stock trading on a frequent and liquid basis and could result in the value of our Common Stock being less than it would be if we were able to list our shares on Nasdaq.

No assurance can be given that we will continue to meet Nasdaq's continued listing standards. If we fail to comply with Nasdaq's continued listing standards, we may be delisted and our Common Stock will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board, or OTCQX market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, delisting of our Common Stock could depress our stock price, substantially limit liquidity of our Common Stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Finally, delisting of our Common Stock could result in our common stock becoming a "penny stock" under the Exchange Act.

***We may acquire other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.***

We may in the future seek to acquire or invest in businesses, applications and services or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- inability to integrate or benefit from acquired technologies or services in a profitable manner;

- unanticipated costs or liabilities associated with the acquisition;

- difficulty integrating the accounting systems, operations, and personnel of the acquired business;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the customers of the acquired business onto the Platform and contract terms, including disparities in the revenue, licensing, support, or professional services model of the acquired company;

- diversion of management's attention from other business concerns;

- adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

- the potential loss of key employees;

- use of resources that are needed in other parts of our business; and

- use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

***If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our Common Stock, our securities' price and trading volume could decline.***

The trading market for our securities may depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage, or if any of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Common Stock could decline. If one or more of our research analysts ceases to cover our business or fails to publish reports on us regularly, demand for our securities could decrease, which could cause the price of our Common Stock or trading volume to decline.

***Market and economic conditions may negatively impact our business, financial condition and share price.***

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

***The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.***

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company, or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that Common Stockholders will receive a distribution in such a case.

***We do not intend to pay cash dividends on our shares of Common Stock so any returns will be limited to the value of our shares.***

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price.

***Our Articles of Incorporation provide that, unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.***

Our Articles of Incorporation provide that, unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Nevada Revised Statutes, our Articles of Incorporation or our bylaws. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

If a court were to find the choice of forum provision contained in our Articles of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

***We are an "emerging growth company" and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Stock less attractive to investors.***

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an "emerging growth company" we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

***Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.***

As a publicly traded company, we incur significant additional legal, accounting and other expenses. The obligations of being a public company in the United States require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an "emerging growth company." In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

***If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.***

Section 404 of Sarbanes-Oxley requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under Sarbanes-Oxley related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our Common Stock could drop significantly.

***Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.***

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and audit our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and financial statements.

In addition, changes to U.S. federal, state, or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and cash taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

***Provisions in our articles of incorporation, bylaws and of Nevada law have anti-takeover effects that could prevent a change in control that could be beneficial to our stockholders, which could depress the market price of shares of our common stock.***

Our articles of incorporation, bylaws and Nevada corporate law contain provisions that could delay, defer or prevent a change in control of us or our management that could be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then-current market price for shares of our common stock. These provisions:

- provide that directors may only be removed upon a vote of at least eighty percent of the shares outstanding;

- establish advance notice requirements for nominating directors and proposing matters to be voted on by stockholders at stockholder meetings;

- limit the right of our stockholders to call a special meeting of stockholders;

- authorize our board of directors to issue preferred stock and to determine the rights and preferences of those shares, which would be senior to our common stock, without prior stockholder approval;

- require amendments to our articles of incorporation to be approved by the holders of at least eighty percent of our outstanding shares of common stock;

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors; and

- provide a prohibition on stockholder action by written consent, thereby only permitting stockholder action to be taken at an annual or special meeting of our stockholders.

We are also subject to certain *anti-takeover* provisions under Nevada law. Under Nevada law, a corporation may not, in general, engage in a business combination with any "interested stockholder" for two (2) years after the date the person first became an interested stockholder, unless the combination meets all of the requirements of our articles of incorporation and (i) the purchase of shares by the interested stockholder is approved by our board of directors before that date or (ii) the combination is approved by our board of directors and, at or after that time, the combination is approved at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of the holders of stock representing at least sixty percent (60%) of our outstanding voting power not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

***If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.***

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the Nasdaq Capital Market or if the price of our Common Stock falls below $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements would likely have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

***FINRA sales practice requirements may limit a stockholder's ability to buy and sell our stock.***

In addition to the "penny stock" rules described above, the Financial Industry Regulatory Authority, Inc. ("FINRA"), has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may have the effect of reducing the level of trading activity in our Common Stock. As a result, fewer broker-dealers may be willing to make a market in our Common Stock, reducing a stockholder's ability to resell shares, as well as overall liquidity, of our Common Stock.

***We may be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our Common Stock less attractive to potential investors.***

Rule 12b-2 of the Exchange Act, defines a "smaller reporting company" as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

- had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

- in the case of an initial registration statement under the Securities Act of 1933, as amended ("Securities Act"), or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

- in the case of an issuer whose public float was zero, had annual revenues of less than $100.0 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we would not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we would provide only two years of financial statements; and we would not need to provide the table of selected financial data. We also would have other "scaled" disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our Common Stock less attractive to potential investors, and also could make it more difficult for our stockholders to sell their shares.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

Cybersecurity is critical to advancing our overall objectives and enabling our digital efforts. As a company operating in the technology and software sectors, we face a wide variety of cybersecurity threats that range from common attacks such as ransomware and denial-of-service, to more advanced attacks. Our customers, suppliers and other partners face similar cybersecurity threats, and a cybersecurity incident impacting these entities could materially adversely affect our operations, performance and results. These cybersecurity threats and related risks make it imperative that we maintain focus on cybersecurity and systematic risks. Below is a discussion of our risk management and approach to governance as it relates to cybersecurity. For additional information on the impact of cyber risks, refer to Part I, Item 1A. "*Risk Factors*", of this Form 10-K.

**Risk Management and Strategy**

Cybersecurity risk management is a core tenet of our information technology security program. We have implemented various cybersecurity technologies, controls, and processes to ensure the integrity and availability of our infrastructure, data, and operations. We periodically review and modify these technologies and processes to align with the latest in industry best practices and an ever-changing threat landscape.

As part of our cybersecurity risk management program, we perform the following:

- Cybersecurity risk assessment is performed on all new products and product updates;

- Employ internal staff with security certifications, and we work with third parties to perform security vulnerability testing;

- Changes to data protection laws are closely monitored and necessary changes are implemented;

- Provide routine security training to employees and communicate any emerging threats;

- Review the security posture of all third parties that we engage;

- Maintain a comprehensive incident response plan;

- Carry cybersecurity insurance to help mitigate any potential losses arising from cybersecurity incidents.

While we face a number of ongoing cybersecurity risks in connection with our business, such risks have not materially affected us to date, including our business strategy, results of operations, or financial condition.

**Governance**

Our team responsible for monitoring and assessing cybersecurity threats, who reports directly to the Chief Executive Officer, manages and monitors our cybersecurity. Our board of directors, as a whole, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage and mitigate those risks, including cybersecurity risks. The board of directors receives regular updates on cybersecurity and information technology matters and related risk exposures from our executive team.

## ITEM 2. PROPERTIES

Our principal executive offices are located at 101 Eisenhower Parkway, Suite 300, Roseland, New Jersey 07068. We pay $58 per month to rent such space on a month-to-month lease basis. We believe that our current office space will be adequate for the foreseeable future.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

**ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

**Market Information**

Our Common Stock is listed on the Nasdaq Capital Market under the symbol "GXAI." Prior to the change of our symbol to GXAI on January 19, 2024, our Common Stock was listed on the Nasdaq Capital Market under the symbol "NFTG."

**Shareholders**

As of March 15, 2026, we had 8 shareholders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

**Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

None.

**Dividend Policy**

We have never paid or declared any cash dividends on our Common Stock, and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

**Unregistered Sales of Equity Securities**

On February 21, 2025, we issued 200,000 restricted shares of our Common Stock, par value $0.0001 per share to Abraco LLC pursuant to a Software Purchase Agreement by and between the Company and Abraco LLC whereby we acquired certain software comprising the entirety of the code for the design, appearance, content, features and functionality of the application, together with all related documentation, and all derivative works, updates, improvements, modifications and enhancements made by or on behalf of Abraco LLC.

**ITEM 6. [RESERVED]**

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.**

*You should read the following discussion and analysis of our financial condition and plan of operations together with "Summary Financial Data" and our financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included in our Annual Report on Form 10-K as filed with the SEC. All amounts in this report are in U.S. dollars, unless otherwise noted.*

**Overview**

Gaxos.AI is a technology company focused on reshaping the way people interact with artificial intelligence across everyday life and high-impact industries. More than a developer of applications, Gaxos.AI is building a portfolio of AI-powered solutions designed to make advanced technology more practical, accessible, and transformative. The company's growing portfolio spans defense, health and wellness, entertainment, and productivity—bringing intelligent tools to markets where innovation can drive meaningful real-world outcomes.

*Gaxos Labs*

Gaxos Labs, launched in September 2024, is the Gaxos.AI product studio developing and launching AI applications across fast-moving sectors.

In September 2024, we launched a transformative generative AI service that empowers game developers and publishers. Key features of the product include AI-powered creativity that reduces creative asset development time from hours to minutes, enabling rapid prototyping and fast experimentation with different designs; monetization tools that allow publishers to offer AI-generated assets for player customization; seamless plug-and-play integration with Unity and Godot for effortless adoption into existing workflows; a flexible API that connects to any game development engine and supports builds for any platform, including mobile and PC; dynamic content generation through our User-Generated-AI-Content (UGAiC) feature, which lets gamers use AI in real time to create fresh experiences with every playthrough; and customized solutions ranging from personalized AI models for image and sound generation to expert consulting services tailored to the unique needs of each developer.

In May 2025, we launched UnGPT.ai, a new tool designed to enhance text generated by artificial intelligence, making it sound more natural and human-like. UnGPT features a real-time rewriting engine that transforms machine-generated content while preserving meaning and context. The tool employs a proprietary multi-pass transformation model that surpasses existing AI detection tools, addressing the growing demand for high-quality, undetectable output, especially in sensitive industries.

In August 2025, we launched Art-Gen.AI, an AI image and video creation platform that makes pro-grade content effortless for anyone, anywhere. Art-Gen combines state-of-the-art AI models from industry leaders including Google, Stability AI, and PixVerse with Gaxos' proprietary enhancements to deliver unmatched creative speed, detail, and flexibility. With just a simple text prompt or reference image, users can instantly produce cinematic visuals, hyper-realistic imagery, or animated video content at a fraction of traditional production time and cost.,

In December 2025, we launched Bible Pray AI, a personalized, AI-powered spiritual growth platform designed to help users deepen faith, strengthen daily devotion, and apply scripture for greater peace, clarity, and purpose. Bible Pray AI represents our strategic expansion into the rapidly growing digital faith, mental wellness, and personal development economy, a sector supported by hundreds of millions of engaged global users seeking guided spiritual content, daily motivation, and community-based worship experiences.

*Gaxos Health*

Recently, we began to develop a new initiative, Gaxos Health, which is dedicated to revolutionizing personal health and wellness by developing a suite of innovative AI-powered health optimization solutions. Gaxos Health will integrate AI-driven insights with individual biometric data and health goals to create web and application based personalized wellness strategies for users. We believe that this cutting-edge approach will redefine preventative medicine, offering unparalleled personalization in health and wellness. Gaxos Health solutions will analyze a wide range of health data to provide tailored wellness plans and address the growing demand for personalized health solutions. We believe that this technology is not just a step but a leap forward in empowering individuals to take control of their health and longevity with AI's precision and intelligence.

We launched the AI-powered health optimization product in the third quarter of 2024.

*RNK Health*

On September 23, 2024, we formed a wholly-owned subsidiary, RNK Health LLC ("RNK Health"), to form a partnership and relationship with Nekwellness, LLC ("Nekwellness") to engage in the business of marketing certain health-related products including peptides and supplements. On October 10, 2024, the Company, RNK Health and Nekwellness entered into an operating agreement with respect to the regulation and management of the affairs of RNK Health and, as of such date, the Company owns a 70% membership interest in RNK Health and Nekwellness owns a 30% membership interest in RNK Health. RNK Health is currently providing access to certain medications, supplements and other wellness products and services.

*Gaxos Gaming*

Gaxos Gaming (the "Platform"), created with a vision to develop, design, acquire, and manage conventional games and to combine these games with unconventional game mechanisms, such as the ability for gamers and developers to utilize artificial intelligence to create and design in-game features, as well as to mint unique in-game features, such as skins, characters, weapons, gear, levels, and virtual lands, in the form of non-fungible tokens, or "NFTs," that will allow users to have unique experiences and more control over in-game assets.

In 2023, we launched our own proprietary games that are simple and fun to play, and that offer gamers the ability to utilize AI to personalize their gaming experience as well as to mint their own affordable NFTs, with unique and exclusive features, that can be utilized across the network of games and platform that we intend to build. As of December 31, 2025, we have launched five games, Space Striker AI, Brawl Bots, BattleFleet AI, Jigsaw Puzzle AI and Gaxos AI Puzzle. Space Striker AI allows players to engage in a captivating storyline and exciting retro shooting space action in the players AI-generated spaceship. Players can fuse crystals to upgrade their ship parts to craft, clash and conquer the galaxy all within a dynamic free-to-play economy. Brawl Bots immerses users in high-octane battles in real time against other players, in solo play or teams. Each player gets to control their own exclusive Bot character, ensuring a personalized gaming experience. BattleFleet AI is a take on the classic Battleship game with AI elements that allow gamers to design their ships. Gaxos AI Puzzle and Jigsaw Puzzle AI lets gamers solve preloaded jigsaw puzzles as well as design and solve new jigsaw puzzles using AI.

***Critical Accounting Estimates***

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We consider the following to be critical accounting estimates.

*Intangible assets*

Intangible assets, consisting of software licenses, technology licenses, and software, are carried at cost less accumulated amortization, computed using the straight-line method over the estimated useful life of 5 years, less any impairment charges. We test intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted future cash flows of the asset or asset group to their carrying amount. If the carrying value of the assets exceeds their estimated undiscounted future cash flows, an impairment loss would be determined as the difference between the fair value of the assets and its carrying value. Typically, the fair value of the assets would be determined using a discounted cash flow model which would be sensitive to judgments of what constitutes an asset group and certain assumptions such as estimated future financial performance, discount rates, and other assumptions that marketplace participants would use in their estimates of fair value. There have been no material changes in the underlying assumptions and estimates used in these calculations in the relevant period. The accounting estimate related to asset impairments is highly susceptible to change from period to period because it requires management to make assumptions about the existence of impairment indicators and cash flows over future years. These assumptions impact the amount of an impairment, which could materially adversely impact the consolidated statements of operations.

**Revenue recognition**

The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). This standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and requires certain additional disclosures.

In accordance with ASU Topic 606 - *Revenue from Contracts with Customers*, the Company recognizes revenue in accordance with that core principle by applying the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company generates revenues from the following sources:

- The Company generates revenue from the sale of our in-game items to our customers. Revenue generated from such sales, primarily through the app stores, such as Google Play Store or Apple App Store, is recognized at a point in time, which is upon delivery of the in-game items to the customer, which is when the Company completes its sole performance obligation. Fees incurred by the Company, such as commissions to the app stores, are recognized in operating expenses.

- The Company generates revenue from the sale of health coaching packages to its customers. Health coaching packages consist of a series of lab tests and personal health coaching sessions. Revenues generated from such sales are recognized at a point in time, which is upon the completion of lab testing and the utilization of health coaching sessions, which is when the Company completes its performance obligation. Any fees paid in advance by the customer are reflected as contract liabilities until such time as the performance obligation is completed. Fees incurred by the Company, such as the lab testing charges, are recognized in operating expenses.

- Gaxos Labs sells subscriptions to its customers for the use of its software under a software as a service subscription model ("SaaS"), which allows game developers and publishers to create content using AI which reduce creative asset development time. The Company's SaaS offerings are sold under a prepaid or postpaid, usage-based pricing system pursuant to a tiers model, allowing customers to choose the subscription level to be charged based upon their intended usage. The subscription tiers utilize declining prices as the volume grows. Under prepaid pay-as-you-go plans, revenues related to contracts that do not include a specified contract period are recognized over a period of time, which is upon usage by the customer and satisfaction of the Company's performance obligation. These usage-based revenues are constrained to the amount the Company expects to be entitled to and receive in exchange for providing access to its platform. If professional services are deemed to be distinct, revenue is recognized over a period of time as services are performed. The Company does not view the signing of the contract or the provision of initial setup services as discrete earnings events that are distinct. Fees incurred by the Company, such as the merchant fees are recognized in operating expenses.

- In connection with RNK Health, the Company is generating revenues from providing non-clinical administrative services to support patient health. RNK Health has partnered with a third-party medical management company (the "Medical Partner") that provides medication management and patient support care services via telehealth to patients located in all 50 states. The Medical Partner provides and makes available health care professionals to perform telehealth services within their respective scope of practice, provides and maintains applicable professional licensure, provides medication management services and provides RNK Health and patients access to the Medical Partner's telehealth optimized technology platform. RNK Health provides services to patients to support the delivery of various medical services, including virtual rooming of patients, patient pathway advisory services, patient scheduling and interface connected to the Medical Partners central calendar, patient pathway monitoring and service, nonclinical patient customer service, care navigation service, software-based care optimization services, patient education services, patient intake system and data collection (the "Administrative Services"). The Company evaluates the presentation of revenue on a gross vs. net basis based on whether it acts as a principal by controlling the product or service sales to customers. The Company records these revenues on a net basis as an agent since Medical Partner is primarily responsible for fulfilling the contract with the customer, the Company does not have inventory risk before or after the goods have been ordered by a customer, during shipping, or on return, the Company's consideration is in the form of a commission for its Administrative Services, and the Company is not exposed to credit risk for the amount receivable from a customer in exchange for the Medical Partner's goods or services. The Medical Partner performs all medical management and patient support care services and the Medical Partner pays the Company its share of revenue. The Medical Partner has the right to refuse services to the Patient. The Company is obligated to fulfill the non-clinical administrative services and is reliant on the Medical Partner to accept the Patient, deliver all medication management and patient support services, and the collect and remit the Company's commission to the Company. Revenues from non-clinical administrative services are recognized at a point of time, upon satisfaction of the performance obligation, which occurs when the non-clinical administrative services have been completed and collection of the fee is probable. RNK Health pays a monthly fee to the Medical Partner for access to the Medical Partners telehealth optimized technology platform, which is included in operating expenses on the accompanying consolidated statements of operations and comprehensive loss.

## Stock-based compensation

Stock-based compensation is accounted for based on the requirements of ASC 718 – "Compensation–Stock Compensation", which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award. The Company has elected to account for forfeitures as they occur. We recognize compensation costs resulting from the issuance of stock-based awards to employees, non-employees, and directors as an expense in the statements of operations over the requisite service period based on a measurement of fair value for each stock-based award. The fair value of each option granted is estimated as of the date of grant using the Black-Scholes-Merton option-pricing model, net of actual forfeitures. The fair value is amortized as compensation cost on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The Black-Scholes-Merton option-pricing model includes various assumptions, including the fair market value of our common stock, expected life of stock options, the expected volatility, and the expected risk-free interest rate, among others. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used, stock-based compensation expense, as determined in accordance with authoritative guidance, could have been materially impacted. Furthermore, if we use different assumptions on future grants, stock-based compensation expense could be materially affected in future periods.

**Capital Expenditures**

We do not have any contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

**Results of Operations**

<u>**Comparison of Our Results of Operations for the Year Ended December 31, 2025 and 2024.**</u>

*Revenues*

During the year ended December 31, 2025, we generated revenues of $1,933,030 primarily from revenues generated through RNK Health for providing non-clinical services to support patient care of $1,509,886. Additionally, during the year ended December 31, 2025, we generated revenues of $1,124 from the sale of health coaching packages to our customers, revenue of $421,995 from subscription services from our Art-Gen.ai, unGPT,ai and Bible.ai applications, and revenue of $25 from in-app games items. Health coaching packages consist of a series of lab tests and personal health coaching sessions. During the year ended December 31, 2024, we generated revenue of $4,027 consisting of $3,952 from the sale of health coaching packages to our customers, revenue of $42 from subscription services, and revenue of $33 from in-app games items. Once we achieve a critical mass of users, we plan to offer new features and to charge fees in order to generate revenues from added features.

During the years ended December 31, 2025 and 2024, revenues consisted of the following:

|  | For the Year Ended December 31, 2025 | | For the Year Ended December 31, 2024 | |
| --- | ---: | --- | ---: | --- |
| Revenue from administrative services | $ | 1,509,886 | $ | - |
| Revenue from the sale of health coaching packages | | 1,124 | | 3,952 |
| Revenue from the sale of subscriptions | | 421,995 | | 42 |
| Revenue from sale of in-game items | | 25 | | 33 |
| Total revenues | $ | 1,933,030 | $ | 4,027 |

*Operating Expenses*

During the year ended December 31, 2025 and 2024, we incurred operating expenses of $6,849,556 and $3,707,632, respectively, an increase of $3,141,924, or 84.7%. Operating expenses consisted of the following:

*Research and development fees*

We enter into agreements with third-party developers that require us to make payments for game and software development services upon reaching the application development stage. In exchange for our payments, we receive the exclusive publishing and distribution rights to the finished game titles and AI software. During the preliminary project stage and prior to the application development stage of the product, we record any costs incurred by third-party developers as research and development expenses.

We capitalize all development and production service payments to third-party developers as internal-use software development costs and licenses once we reach the application development stage.

During the year ended December 31, 2025 and 2024, we reported research and development fees of $993,671 and $996,487, respectively, a decrease of $2,816, or 0.3%.

The decreases are primarily due to a decrease in outside development costs incurred in connection with the development of Gaxos Games, offset by an increase in outside development costs incurred in connection with the development of Gaxos Labs, Gaxos Health and RNK Health platforms. We expect research and development expenses to increase in the future as development of Gaxos Labs, Gaxos Health and RNK Health accelerates.

*General and administrative expenses*

For the years ended December 31, 2025 and 2024, general and administrative expenses consisted of the following:

|  | For the Year Ended December 31, 2025 | | For the Year Ended December 31, 2024 | |
|---|---|---|---|---|
| Compensation and related benefit | $ | 1,269,843 | $ | 872,899 |
| Professional fees | | 722,136 | | 946,200 |
| Advertising and marketing | | 3,082,784 | | 367,351 |
| Other general and administrative expenses | | 781,122 | | 524,695 |
| Total general and administrative expenses | $ | 5,855,885 | $ | 2,711,145 |

*Compensation and related benefits*

During the year ended December 31, 2025 and 2024, compensation and related benefits amounted to $1,269,843 and $872,899, respectively, an increase of $396,944, or 45.5%. The increase during the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily attributable to the increase in executive officer bonuses paid of $250,000, an increase in stock-based compensation of $30,070 from accretion of stock option expense, and an increase in other employee compensation and related benefits of $116,874.

*Professional fees*

During the year ended December 31, 2025 and 2024, we incurred professional fees of $722,136 and $946,200, respectively, a decrease of $224,064, or 23.7%, primarily attributable to a decrease in advisory fees of $240,261, a decrease in legal fees of $39,999, and a decrease in stock-based consulting fees attributable to the accretion of stock-based consulting fees related to issuance of stock options to consultants of $12,621, offset by an increase in accounting fees of $23,546 and an increase in investor relations and recruiting fees of $45,271.

*Advertising and marketing*

During the year ended December 31, 2025 and 2024, advertising and marketing amounted to $3,082,784 and $367,351, respectively, an increase of $2,715,433, or 739.2%.

The increase during the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily attributable to an increase in advertising and marketing fees of $2,335,207 in connection with the marketing of our RNK Health services and an increase in advertising and marketing fees of $380,226 in connection with the marketing of our Gaxos Labs subscription services.

*Other general and administrative expenses*

Other general and administrative expenses consist of office expenses, insurance, listing fees, computer and interest expenses, travel expenses, amortization expense, lab service fees, and other general business expenses.

During the year ended December 31, 2025 and 2024, we incurred other general and administrative expenses of $781,122 and $524,695, respectively, an increase of $256,427, or 48.9%. This increase was primarily attributable to an increase in amortization expense of $152,256 and an increase in other general and administrative expenses of $104,171.

*Loss from operations*

During the years ended December 31, 2025 and 2024, we reported a loss from operations of $4,916,526 and $3,703,605, respectively, an increase of $1,212,921, or 32.7%. The increase in loss from operations was due to an increase in compensation and related benefits, an increase in advertising and marketing expense and an increase in general and administrative expenses, offset by a decrease in professional fees and an increase in revenues, as discussed above.

*Other income*

During the years ended December 31, 2025 and 2024, we reported other income, net of $634,279 and $279,322, respectively, which primarily consisted of interest income and realized and unrealized gains on short-term investments in both years.

*Net loss and net loss attributable to common shareholders*

During the years ended December 31, 2025 and 2024, our net loss amounted to $4,282,247 and $3,424,283, respectively, an increase of $857,964, or 25.1%. During the years ended December 31, 2025 and 2024, our net loss attributable to common shareholders amounted to $3,900,583, or a net loss per common share of $0.55 (basic and diluted) and $3,418,197, or a net loss per common share of $1.92 (basic and diluted), respectively, an increase of $482,386, or 14.1%.

**Liquidity, Capital Resources and Plan of Operations**

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. On December 31, 2025, we had a cash balance of $840,799, had short-term investments of $11,345,187, and had working capital of $11,919,230. During the year ended December 31, 2025, we used net cash in operations of $3,853,757.

On December 18, 2024, we entered into a securities purchase agreement (the "December 18, 2024 Purchase Agreement") with certain institutional investors, pursuant to which we sold to such investors 1,449,277 common shares of the Company at a purchase price of $3.45 per share for net proceeds from $4,449,055, after deducting Placement Agent fees and offering expenses of $550,950 paid by the Company. Additionally, on December 26, 2024, we entered into a securities purchase agreement (the "December 26, 2024 Purchase Agreement") with certain institutional and accredited investors, pursuant to which we sold to such investors 1,346,669 shares of the Company's common stock at a purchase price of $3.00 per share (the "2nd Registered Direct Offering"). The net proceeds from the December 26, 2024 Purchase Agreement amounted to $3,600,656, after deducting Placement Agent fees and offering expenses of $439,351 paid by the Company pursuant to the September 2024 Engagement Letter with the Placement Agent.

Until such time that the Company implements its growth strategy, we expect to continue to generate operating losses in the foreseeable future, mostly due to corporate overhead, research and development, and costs of being a public company. We believe that our existing working capital and cash on hand will provide sufficient cash to enable the Company to meet its operating needs and debt requirements for the next twelve months from the issuance date of this report.

On January 26, 2026, we entered into the ATM Agreement with H. C. Wainwright and Co., LLV ("Wainwright") under which the Company could offer and sell shares of its common stock having an aggregate sales price of up to $5,600,000 through Wainwright as the sales agent pursuant to the Company's effective shelf registration statement on Form S-3 (File No. 333-283758), including an accompanying base prospectus dated December 18, 2024 and prospectus supplements dated January 23, 2026 and February 4, 2026. Sales of shares of our common stock through Wainwright, if any, will be made by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. Wainwright will use commercially reasonable efforts to sell shares of the Company's common stock from time to time, based on instructions from us (including any price, time or size limits or other parameters or conditions the Company may impose). We will pay Wainwright a commission equal to 3.0% of the aggregate gross proceeds from the sales of shares of the Company's common stock sold through Wainwright under the ATM Agreement and will also reimburse Wainwright for certain specified expenses in connection with the ATM Agreement.

From January 26, 2026 to March 5, 2026, we issued 3,096,481 shares of our common stock for net proceeds of approximately $5.4 million pursuant to the ATM Agreement.

*Cash Flows from Operating Activities*

For the year ended December 31, 2025, net cash used in operations was $3,853,757, which primarily resulted from our net loss of $4,282,247, adjusted for the add back of amortization expense of $204,698, stock-based compensation to employees and consultants of $136,891, a realized and unrealized gain on short-term investments of $51,992, and a realized loss on exchange of equity securities of $29,998, and changes in operating asset and liabilities such as an increase in accounts receivable of $76,247, an increase in prepaid expenses and other current assets of $93,940, a decrease in accounts payable of $68,686, an increase in accrued expenses of $218,840, and an increase in deferred revenues of $128,928.

For the year ended December 31, 2024, net cash used in operations was $3,280,397, which primarily resulted from our net loss of $3,424,283, adjusted for the add back of amortization expense of $52,442, stock-based compensation to employees and consultants of $119,443, and a realized gain on short-term investments of $(121,765), and changes in operating asset and liabilities such as an increase in prepaid expenses and other current assets of $38,477, an increase in accounts payable of $122,909, an increase in accrued expenses of $7,436 and an increase in deferred revenues of $1,126.

*Cash Flows from Investing Activities*

For the year ended December 31, 2025, net cash used in investing activities was $9,703,543, which resulted from the purchase of short-term investments of $15,685,545 primarily consisting of corporate bonds and other equity securities, the purchase of software intangible assets of $500,000, an increase in capitalized internal-use software development costs of $83,050, and an increase in note receivable of $10,000, offset by proceeds received from the sale of short-term investments of $6,575,052.

For the year ended December 31, 2024, net cash provided by investing activities was $67,735, which resulted from proceeds received from the sale of short-term investments of $4,010,205, offset by the purchase of short-term investments of $3,547,262, the purchase of marketable equity securities of $199,998, the purchase of intangible assets of $150,000, and an increase in capitalized internal-use software development costs of $45,210.

*Cash Flows from Financing Activities*

For the year ended December 31, 2025, we did not have any cash flows from financing activities.

For the year ended December 31, 2024, net cash provided by financing activities was $16,586,051, which primarily resulted from proceeds from the sale of common stock units of $8,208,771, proceeds from exercise of pre-funded warrants of $2,897,924, proceeds from exercise of warrants of $2,663,594 and proceeds from induced exercise of warrants of $2,834,843. Additionally, during the year ended December 31, 2024, we purchased and cancelled 6,846 treasury shares for $19,602, or at an average price of $2.86 per share.

Our ultimate success is dependent on our ability to obtain additional financing and generate sufficient cash flow to meet our obligations on a timely basis. We will require significant amounts of capital to sustain operations, and we will need to make the investments we need to execute our longer-term business plan to support new technologies and help advance innovation. Absent generation of sufficient revenue from the execution of our long-term business plan, we will need to obtain debt or equity financing, especially if we experience downturns in our business that are more severe or longer than anticipated, or if we experience significant increases in expense levels resulting from being a publicly-traded company or from operations. Such additional debt or equity financing may not be available to us on favorable terms, if at all. We plan to pursue our plans with respect to the research and development of our products which will require resources beyond those that we currently have, ultimately requiring additional capital from third party sources. However, we believe the net proceeds received from the December 2024 securities purchase agreements as discussed above will be sufficient to meet our financial obligations for at least the next 12 months.

**Off-Balance Sheet Arrangements**

For the years ended December 31, 2025 and 2024, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

**Recently Issued Accounting Standards Not Yet Effective or Adopted**

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. We do not expect the adoption of this new guidance to have a material impact on our consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its consolidated financial statements.

**JOBS Act**

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we intend to rely on certain of these exemptions, including, without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.**

As a smaller reporting company, we are not required to provide the information required by this item.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**

Our financial statements are contained in pages F-1 through F-25, which appear at the end of this Annual Report on Form 10-K.

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE.**

None.

**ITEM 9A. CONTROLS AND PROCEDURES.**

**Evaluation of Disclosure Controls**

Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

**Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of December 31, 2025, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework - 2013. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on such criteria.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" nor "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

**Changes in Internal Control Over Financial Reporting**

There have been no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION.**

During our last fiscal quarter ended December 31, 2025, none of our directors or executive officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S K.

**ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.**

Not applicable.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

**Executive Officers and Directors**

The following table sets forth the names, positions and ages of our directors and executive officers as of the date of this annual report on Form 10-K.

| Name | Age | Position(s) |
| --- | --- | --- |
| Vadim Mats | 41 | Chief Executive Officer and Chairman |
| Steven A. Shorr | 57 | Chief Financial Officer |
| Adam Holzer | 58 | Director |
| Scott Grayson | 67 | Director |
| Roman Feldman | 39 | Director |

The business background and certain other information about our directors and executive officers is set forth below.

**Vadim Mats — *Chief Executive Officer and Chairman***

Vadim Mats has served as Chief Executive Officer and Chairman since October 2021. Mr. Mats was previously Chief Financial Officer of DatChat, Inc. (NASDAQ: DATS) from July 2021 to January 2022 and supported the company's successful IPO on the NASDAQ. From March 2018 to June 2021, Mr. Mats served as the Chief Financial Officer of Grand Private Equity, a fintech-focused family office. Mr. Mats is also the Founder and Partner of BespokeCFO, a finance and accounting advisory practice. From June 2010 to December 2016, Mr. Mats was Chief Financial Officer of a hedge fund based in New Jersey. Mr. Mats also served as the Assistant Controller at Eton Park Capital Management, LP, a multi-strategy fund, from July 2007 to December 2009. From June 2006 to July 2007, Mr. Mats was a Senior Fund Accountant at The Bank of New York Mellon. Mr. Mats holds a Master of Science degree in accounting and finance and a Bachelor's Degree in Business Administration specializing in finance and investments from the Zicklin School of Business at Bernard Baruch College. Further, Mr. Mats is a CAIA © Charterholder and a Certified Public Accountant in the State of New York. We believe that Mr. Mats is qualified to serve as a member of our board of directors due the perspective and experience he brings as our founder and Chief Executive Officer, his extensive experience in technology and finance companies and in the management of public companies.

**Steven A. Shorr — *Chief Financial Officer***

Steven A. Shorr has served as our Chief Financial Officer since March 2022. Mr. Shorr is an accomplished accounting professional with over 30 years of experience. Since 2006, he has been Partner of Jubran, Shorr & Company, a tax, accounting, and advisory firm. In 2001, Mr. Shorr founded Steven Shorr CPA, an accounting and tax practice, operating until 2006. Prior to 2001, he served as the Controller of CounterPoint Capital Management, a New York-based hedge fund. Mr. Shorr has also previously worked for public accounting firms, Kenneth Leventhal & Company and Cavalcante & Company. Mr. Shorr earned his Bachelor of Arts degree in Accounting from Queens College and is a Certified Public Accountant in the State of New York.

**Adam Holzer — *Director***

Adam Holzer has served as a director since March 2022. Mr. Holzer is an accomplished sales and marketing executive with leadership experience at large media and marketing organizations. Since 2019, he has served as Chief Executive Order of AJH Media & Sponsorship Consulting, an advisory media and sponsorship company for entertainment and sports companies. From 2017 to 2019, Mr. Holzer was Vice President of National Sales at Learfield, a collegiate sports marketing company. Prior to December 2017, he served as Senior Vice President of Media in the Americas at Lagardere Sports & Entertainment and as Sales Executive at FOX Sports Media Group. Mr. Holzer earned his Bachelor of Science in Marketing from the University of Maryland.

We believe that Mr. Holzer is qualified to serve as a member of our board of directors because of his extensive professional experience in senior leadership positions and marketing.

**Scott A. Grayson — *Director***

Scott Grayson has served as a director since February 2023. Mr. Grayson is an accomplished senior sales executive with over 25 years of experience in establishing the vision and strategies necessary to be successful in the Financial Services software industry. Since November 2019, he has worked for Luxoft USA, Inc., a digital transformation services and software engineering firm providing bespoke IT solutions, as the Head of Alliances for North America then moved to the Head of Revenue for the banking, capital markets & insurance divisions at Luxoft USA, Inc in 2020. In 2019, Mr. Grayson was Head of Sales at AlphaPoint, a software company powering crypto exchanges worldwide. Prior to 2019, he served as Chief Sales Officer for R3, a leading provider of enterprise technology and services. Mr. Grayson has significant expertise in both on-premise and SaaS delivery models and is specially skilled at building sales organizations in both direct sales and partnership models while maintaining an entrepreneurial environment to creatively close business. Mr. Grayson earned his Bachelor of Science degree in Accounting from Lehigh University.

We believe that Mr. Grayson is qualified to serve as a member of our board of directors because of his extensive professional experience in technology and financial services.

**Roman Feldman** – *Director*

Roman Feldman has served as a director since March 2025. Mr. Feldman has extensive experience in business development, particularly within the financial services and software industries. Since October 2023, he has been serving as a Business Development professional at Visual Computer Solutions Prior to this role, Mr. Feldman served as a Vice President of Enterprise Business Development at Bank of America from September 2019 to October 2023. His roles have primarily focused on leveraging technology to drive business growth and innovation. Mr. Feldman earned his Bachelor of Science degree in International Business Management from Kean University.

We believe Mr. Feldman is qualified to serve as a member of our board of directors because his dual-industry perspective resulting from his extensive experience in financial services and software industries.

### Family Relationships

There are no family relationships among any of our executive officers and directors.

### Arrangements between Officers and Directors

Except as set forth herein, to our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person pursuant to which the officer or director was selected to serve as an officer or director.

### Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

### Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Nevada law, and conducts its business through meetings of the board of directors and its standing committees. We have a standing audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Our board of directors has determined that all of the members of the audit committee, the compensation committee and the nominating and corporate governance committee are independent as defined under the applicable rules of Nasdaq, including, in the case of all of the members of our audit committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making such determination, the board of directors considered the relationships that each director has with our Company and all other facts and circumstances that the board of directors deemed relevant in determining director independence, including the beneficial ownership of our capital stock by each director.

*Audit Committee.*

The audit committee is appointed by the Board to assist the Board in its duty to oversee the Company's accounting, financial reporting, and internal control functions and the audit of the Company's financial statements. The role of the audit committee is to oversee management in the performance of its responsibility for the integrity of the Company's accounting and financial reporting and its systems of internal controls, the performance and qualifications of the Company's independent auditor, including the independent auditor's independence, the performance of the Company's internal audit function; and the Company's compliance with legal and regulatory requirements.

Our audit committee consists of Scott A. Grayson, Roman Feldman, and Adam Holzer, with Mr. Grayson serving as chair. Each member of our audit committee meets the financial literacy requirements of Nasdaq rules. In addition, our board of directors has determined that Scott A. Grayson will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors have adopted a written charter for the audit committee, which is available on our principal corporate website at *https://gaxos.ai*.

*Compensation Committee.*

The compensation committee is responsible for reviewing and recommending, among other things: the adequacy and form of compensation of the board; the compensation of our Chief Executive Officer, including base salary, incentive bonus, stock option and other grant, award and benefits upon hiring and on an annual basis; the compensation of other senior management upon hiring and on an annual basis; and our incentive compensation and other equity-based plans and recommending changes to such plans to our board of directors, when necessary.

Our compensation committee consists of Adam Holzer, Scott A. Grayson, and Roman Feldman, with Mr. Holzer serving as chair. Our board of directors have adopted a written charter for the compensation committee, which is available on our principal corporate website at *https://gaxos.ai*.

*Nominating and Corporate Governance Committee.*

The nominating and corporate governance committee is responsible for, among other things: developing criteria for membership on the board of directors and committees; identifying individuals qualified to become members of the board of directors; recommending persons to be nominated for election as directors and to each committee of the board of directors; annually reviewing our corporate governance guidelines; and monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

Our nominating and corporate governance committee consists of Roman Feldman, Adam Holzer, and Scott A. Grayson, with Mr. Feldman serving as chair. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which is available on our principal corporate website at *https://gaxos.ai*.

**Scientific Advisory Board**

In February 2024, our Board of Directors formed a Medical Advisory Board. As of the March 15, 2025, the members of such board are (i) Jeff R. Pavell, M.D.; (ii) Eric J. Margolis, M.D. and (iii) Nathaniel E. Lebowitz, M.D.

**Jeff R. Pavell, M.D.**

Dr. Jeff R. Pavell has served as a member of our Medical Advisory Board since March 2024. Since December 2022, Dr. Pavell has served as a director of Hoth Therapeutics, Inc. (NASDAQ: HOTH), a clinical stage biopharmaceutical company. Since September 2022, Dr. Pavell has served as a director of Silo Pharma, Inc. (NASDAQ: SILO), developmental stage biopharmaceutical company. Since January 2017, Dr. Pavell has served as Chief of Rehabilitation Medicine at Englewood Health, and since November 2005, he has been on the teaching staff at New York-Presbyterian Columbia University Irving Medical Center. In addition, since December 2020 he has been on the teaching staff at Hackensack Meridian School of Medicine at Seton Hall. Furthermore, since 2010, Dr. Pavell has served as a partner at Patient Care Associates, an outpatient surgical center, and since 2002, he has served as a Partner at the Physical Medicine and Rehabilitation Center, a private medical practice serving patients with spine, sports and occupational injuries. Dr. Pavell is a Board Certified physician specializing in the field of physical medicine and rehabilitation. Dr. Pavell is also certified in pain medicine and specializes in the most advanced non-operative treatments for spine, sports and interventional pain medicines. Dr. Pavell received his bachelor of arts from Johns Hopkins University and his D.O. degree with honors from the New York College of Osteopathic Medicine. Dr. Pavell holds a Doctor of Medicine degree from the New York College of Osteopathic Medicine and a Bachelor of Art degree in Political Science from John Hopkins University.

**Eric J. Margolis, M.D.**

Dr. Eric J. Margolis has served as a member of our Medical Advisory Board since March 2024. Dr. Margolis, is a Board-Certified Urologic surgeon with over 25 years of experience in private practice in Northern New Jersey. Dr. Margolis recently served as Chief of the Department of Urology at Englewood Hospital and Medical Center and currently is a director of clinical research for Summit/New Jersey Urology. Dr. Margolis has published numerous peer reviewed journal articles and abstracts and has served as principal investigator on over thirty clinical trials with an emphasis on early detection of prostate cancer using molecular and genomic testing. Dr. Margolis is an expert in the field of men's health focusing on innovative regenerative therapies for sexual dysfunction. Currently, he is pioneering the use of platelet rich plasma ("PRP") and low intensity shockwave therapy for the treatment of erectile dysfunction. Additionally, Dr. Margolis has treated thousands of men with low testosterone using hormone replacement therapy. He has been recognized by numerous top doctors lists including Castle Connoly, New York Magazine and New Jersey Monthly. Dr. Margolis received his undergraduate degree from Cornell University, his Medical Degree from Upstate Medical school in Syracuse, N.Y. and completed his urology residency at The Mount Sinai Hospital in New York City.

**Nathaniel E. Lebowitz, M.D.**

Dr. Nathaniel E. Lebowitz has served as a member of our Medical Advisory Board since March 2024. Dr. Lebowitz is a leading cardiologist at Hackensack University Medical Center in New Jersey. Dr. Lebowitz is an attending cardiologist at Hackensack University Medical Center's Heart and Vascular Hospital where he is director of lipids and preventive cardiology. He is also an attending cardiologist at Englewood Hospital and Medical Center. Dr. Lebowitz received his Medical Degree from Cornell University Medical College (now Weill-Cornell Medical College) in New York. He completed his residency in internal medicine at Yale – New Haven Hospital in New Haven, Connecticut, and a fellowship in cardiology at the New York Hospital – Cornell Medical Center in New York, New York. He is board certified in cardiology.

**Code of Business and Ethics Conduct**

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code posted on our website, *https://gaxos.ai*. In addition, we intend to post on our website all disclosures that are required by law or rules concerning any amendments to, or waivers from, any provision of the code.

**Insider Trading Policy**

We have adopted an insider trading policy governing the purchase, sale and/or any other disposition of the Company's securities and material non-public information that is reasonable designed to promote compliance with insider trading laws, rules, regulations and applicable Nasdaq standards. Our insider trading policy applies to the Company's directors, officers, employees of the Company and any other persons, such as consultants, contractors, temporary staff, family members, and controlled entities who have access to material nonpublic information or are designated by the Company as subject to such policy.

**Changes in Nominating Procedures**

None.

**ITEM 11. EXECUTIVE COMPENSATION**

*Summary Compensation Table*

The following table sets forth for the year ended December 31, 2025 and 2024, the compensation awarded to, paid to, or earned by, our Chief Executive Officer and Chief Financial Officer (collectively, the "named executive officers"):

- Vadim Mats, Chief Executive Officer; and

- Steven Shorr, Chief Financial Officer.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) (1) | Non-Equity Incentive Plan Compensation ($) | Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Vadim Mats, | 2025 | $ 415,385 | $ 400,000 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 815,385 |
| Chief Executive Officer | 2024 | $ 400,000 | $ 150,000 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 550,000 |
| | | | | | | | | | |
| Steven Shorr, | 2025 | $ 77,308 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 77,308 |
| Chief Financial Officer | 2024 | $ 60,000 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 60,000 |

(1) As required by SEC rules, the amounts in this column reflect the grant date or modification date fair value as required by FASB ASC Topic 718. A discussion of the assumptions and methodologies used to calculate these amounts is contained in the notes to our financial statements under "Shareholders' Equity".

**Outstanding Equity Awards at 2025 Fiscal Year-End**

The following table sets forth information as options outstanding on December 31, 2025.

**OPTION AWARDS**

| Name | Number of Securities Underlying Unexercised options (#) Exercisable | Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that have not Vested (#) | Market Value of Shares or Units of Stock that Have not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($) |
|---|---|---|---|---|---|---|---|---|---|
| Vadim Mats | 16,667 | — | — | 49.80 | 2/14/2033 | — | — | — | — |
| Steven Shorr | 2,083 | — | — | 49.80 | 2/14/2033 | — | — | — | — |

35

**Director Compensation**

The following table sets forth compensation paid, earned or awarded during 2025 to each of our directors, other than Vadim Mats, whose compensation is described above in the "2025 Summary Compensation Table".

**2025 Director Compensation**

| Name | Fees Earned or Paid in Cash ($) | Option Awards ($) (1) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Adam Holzer | 24,000 | 24,354 | - | 48,354 |
| Alex Kisin[(2)] | 4,000 | - | - | 4,000 |
| Scott Grayson | 24,000 | 24,354 | - | 48,354 |
| Roman Feldman | 20,000 | 24,354 | | 44,354 |

(1)  As required by SEC rules, the amounts in this column reflect the grant date or modification date fair value as required by FASB ASC Topic 718. A discussion of the assumptions and methodologies used to calculate these amounts is contained in the notes to our financial statements under "Shareholders' Deficit". On April 14, 2025, the Company granted stock options to purchase an aggregate of 75,000 (25,000 stock options to each director) shares of the Company's common stock at an exercise price of $1.11 per share to the Company's board of directors pursuant to the 2022 Equity Incentive Plan. The grant date of the stock options was April 14, 2025 and the options expire on April 14, 2030. The options vest on the one-year anniversary of the stock option grant on April 14, 2026. The stock options were valued on the grant date at an aggregate fair value of $73,062 ($24,354 each) using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

(2)  Mr. Kisin resigned as director of the Company effective as of March 3, 2025.

**Equity Award Grant Timing**

We do not have a written policy in place regarding the timing of the grant and issuance of stock options in relation to the release of material non-public information. Historically, we have granted stock option awards on an annual basis and as may otherwise be deemed appropriate by our Board or compensation committee from time to time based on the facts and circumstances, as applicable. We have not intentionally timed the grant of stock options in anticipation of the release of material nonpublic information, nor have we intentionally timed the release of material nonpublic information based on stock option grant dates. During fiscal year 2025, we did not grant stock options (or similar awards) to any of our named executive officers during the period beginning four business days before and ending one business day after the filing of any Company periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Company Form 8-K that disclosed any material non-public information.

**Employment Agreements**

Other than as set forth below, we do not currently have employment agreements with any of our officers or employees.

*Vadim Mats Employment Agreement*

On February 17, 2023, upon the consummation of the IPO, we entered into an employment agreement with Vadim Mats (the "Mats Employment Agreement"), pursuant to which he shall receive a base salary at the annual rate of $400,000 payable in equal installments in accordance with the Company's standard payroll policies. Mr. Mats shall also be eligible to receive an annual cash bonus in an amount up to 2x his then-current base salary.

*Steven Shorr Employment Agreement*

On March 23, 2022, we entered into an employment agreement with Steven Shorr, (the "Shorr Employment Agreement"), pursuant to which he shall receive a base salary at the annual rate of $60,000 payable in equal installments in accordance with the Company's standard payroll policies. Effective January 1, 2025, Mr. Shorr's salary was increased to $75,000.

**2022 Equity Incentive Plan**

The following is a summary of the material features of our 2022 Equity Incentive Plan (the "2022 Plan"). This summary is qualified in its entirety by the full text of the 2022 Plan, a copy of which has been filed as an exhibit to the Company's registration statement on Form S-1 filed on February 8, 2023.

## Authorized Shares

On March 30, 2022, the Company's Board of Directors authorized and adopted the 2022 Equity Incentive Plan (the "2022 Plan") and reserved an initial 208,333 shares of common stock for issuance thereunder. The 2022 Plan was approved by shareholders on March 30, 2022. The 2022 Plan's purpose is to encourage ownership in the Company by employees, officers, directors and consultants whose long-term service the Company considers essential to its continued progress and, thereby, encourage recipients to act in the stockholders' interest and share in the Company's success. The 2022 Plan provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), and other stock-based awards. Pursuant to the 2022 Plan, there shall be annual increase in the number shares reserved under the 2022 Plan on the first day of each calendar year beginning with the first January 1 following the effective date of the 2022 Plan and ending with the last January 1 during the initial ten-year term of the 2022 Plan, equal to the lesser of (A) five percent (5%) of the Shares outstanding (on an as-converted basis, which shall include Shares issuable upon the exercise or conversion of all outstanding securities or rights convertible into or exercisable for Shares, including without limitation, preferred stock, warrants and employee options to purchase any Shares) on the final day of the immediately preceding calendar year and (B) such lesser number of Shares as determined by the Board; provided, that, shares of Common Stock issued under the 2022 Plan with respect to an Exempt Award shall not count against such share limit. Accordingly, in June 2024, the number of shares reserved under the 2022 Plan increased by 95,304 to 303,637 reserved shares. On January 13, 2025, based on the 2022 Plan's annual increase provisions, the number of shares reserved under the 2022 Plan increased by 250,000 to 553,637 reserved shares the Company On August 12, 2025, the shareholders of the Company approved an amendment to the 2022 Plan to increase the number of shares of common stock reserved for issuance thereunder to 803,637 shares from 553,637 shares. As of December 31, 2025, 564,553 shares remain issuable under the 2022 Plan.

## Types of Awards

The 2022 Plan provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), and other stock-based awards. Items described above in the Section called "Shares Available" are incorporated herein by reference.

## Administration

The 2022 Plan will be administered by our board of directors, or if our board of directors does not administer the 2022 Plan, a committee or subcommittee of our board of directors that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (each of our board of directors or such committee or subcommittee, the "plan administrator"). The plan administrator may interpret the 2022 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2022 Plan, provided that, subject to the equitable adjustment provisions described below, the plan administrator will not have the authority to reprice or cancel and re-grant any award at a lower exercise, base or purchase price or cancel any award with an exercise, base or purchase price in exchange for cash, property or other awards without first obtaining the approval of our stockholders.

The 2022 Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of Common Stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

## Restricted Stock and Restricted Stock Units

Restricted stock and RSUs may be granted under the 2022 Plan. The plan administrator will determine the purchase price, vesting schedule and performance goals, if any, and any other conditions that apply to a grant of restricted stock and RSUs. If the restrictions, performance goals or other conditions determined by the plan administrator are not satisfied, the restricted stock and RSUs will be forfeited. Subject to the provisions of the 2022 Plan and the applicable award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in instalments.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder; provided that dividends will only be paid if and when the underlying restricted stock vests. RSUs will not be entitled to dividends prior to vesting but may be entitled to receive dividend equivalents if the award agreement provides for them. The rights of participants granted restricted stock or RSUs upon the termination of employment or service to us will be set forth in the award agreement.

## Options

Incentive stock options and non-statutory stock options may be granted under the 2022 Plan. An "incentive stock option" means an option intended to qualify for tax treatment applicable to incentive stock options under Section 422 of the Internal Revenue Code. A "non-statutory stock option" is an option that is not subject to statutory requirements and limitations required for certain tax advantages that are allowed under specific provisions of the Internal Revenue Code. A non-statutory stock option under the 2022 Plan is referred to for federal income tax purposes as a "non-qualified" stock option. Each option granted under the Plan will be designated as a non-qualified stock option or an incentive stock option. At the discretion of the administrator, incentive stock options may be granted only to our employees, employees of our "parent corporation" (as such term is defined in Section 424(e) of the Code) or employees of our subsidiaries.

The exercise period of an option may not exceed ten years from the date of grant and the exercise price may not be less than 100% of the fair market value of a share of Common Stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to ten percent stockholders). The exercise price for shares of Common Stock subject to an option may be paid in cash, or as determined by the administrator in its sole discretion, (i) through any cashless exercise procedure approved by the administrator (including the withholding of shares of Common Stock otherwise issuable upon exercise), (ii) by tendering unrestricted shares of Common Stock owned by the participant, (iii) with any other form of consideration approved by the administrator and permitted by applicable law or (iv) by any combination of these methods. The option holder will have no rights to dividends or distributions or other rights of a stockholder with respect to the shares of Common Stock subject to an option until the option holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant's termination of employment or service, the participant may exercise his or her option (to the extent vested as of such date of termination) for such period of time as specified in his or her option agreement.

### Stock Appreciation Rights

SARs may be granted either alone (a "free-standing SAR") or in conjunction with all or part of any option granted under the 2022 Plan (a "tandem SAR"). A free-standing SAR will entitle its holder to receive, at the time of exercise, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of Common Stock over the base price of the free-standing SAR (which shall be no less than 100% of the fair market value of the related shares of Common Stock on the date of grant) multiplied by the number of shares in respect of which the SAR is being exercised. A tandem SAR will entitle its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of Common Stock over the exercise price of the related option multiplied by the number of shares in respect of which the SAR is being exercised. The exercise period of a free-standing SAR may not exceed ten years from the date of grant. The exercise period of a tandem SAR will also expire upon the expiration of its related option.

The holder of a SAR will have no rights to dividends or any other rights of a stockholder with respect to the shares of Common Stock subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of an participant's termination of employment or service, the holder of a SAR may exercise his or her SAR (to the extent vested as of such date of termination) for such period of time as specified in his or her SAR agreement.

### Other Stock-Based Awards

The administrator may grant other stock-based awards under the 2022 Plan, valued in whole or in part by reference to, or otherwise based on, shares of Common Stock. The administrator will determine the terms and conditions of these awards, including the number of shares of Common Stock to be granted pursuant to each award, the manner in which the award will be settled, and the conditions to the vesting and payment of the award (including the achievement of performance goals). The rights of participants granted other stock-based awards upon the termination of employment or service to us will be set forth in the applicable award agreement. In the event that a bonus is granted in the form of shares of Common Stock, the shares of Common Stock constituting such bonus shall, as determined by the administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such bonus is payable. Any dividend or dividend equivalent award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying award.

## Equitable Adjustment and Treatment of Outstanding Awards Upon a Change in Control

*Equitable Adjustments.* In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of common shares, cash or other property), combination, exchange of shares, or other change in corporate structure affecting our Common Stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the 2022 Plan, (ii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the 2022 Plan, (iii) the kind, number and purchase price of shares of Common Stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs and other stock-based awards granted under the 2022 Plan and (iv) the terms and conditions of any outstanding awards (including any applicable performance targets). Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of Common Stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of Common Stock, cash or other property covered by such award, the plan administrator may cancel the award without the payment of any consideration to the participant. With respect to awards subject to foreign laws, adjustments will be made in compliance with applicable requirements. Except to the extent determined by the plan administrator, adjustments to incentive stock options will be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code.

*Change in Control.* The 2022 Plan provides that, unless otherwise determined by the plan administrator and evidenced in an award agreement, if a "change in control" (as defined below) occurs and a participant is employed by us or any of our affiliates immediately prior to the consummation of the change in control, then the plan administrator, in its sole and absolute discretion, may (i) provide that any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable; and (ii) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award granted under the 2022 Plan to lapse, and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at target performance levels. The administrator shall have discretion in connection with such change in control to provide that all outstanding and unexercised options and SARs shall expire upon the consummation of such change in control.

For purposes of the 2022 Plan, a "change in control" means, in summary, the first to occur of the following events: (i) a person or entity becomes the beneficial owner of more than 50% of our voting power; (ii) an unapproved change in the majority membership of our board of directors; (iii) a merger or consolidation of us or any of our subsidiaries, other than (A) a merger or consolidation that results in our voting securities continuing to represent 50% or more of the combined voting power of the surviving entity or its parent and our board of directors immediately prior to the merger or consolidation continuing to represent at least a majority of the board of directors of the surviving entity or its parent or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the beneficial owner of our voting securities representing more than 50% of our combined voting power; or (iv) stockholder approval of a plan of our complete liquidation or dissolution or the consummation of an agreement for the sale or disposition of substantially all of our assets, other than (A) a sale or disposition to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale or (B) a sale or disposition to an entity controlled by our board of directors. However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which our stockholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of our assets.

## Tax Withholding

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of up to the maximum statutory tax rates in the participant's applicable jurisdiction with respect to any award granted under the 2022 Plan, as determined by us. We have the right, to the extent permitted by applicable law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of Common Stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by applicable law, to satisfy our withholding obligation with respect to any award.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding beneficial ownership of shares of our Common Stock as of March 15, 2026 by (i) each person known to beneficially own more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and named executive officers as a group. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

| Beneficial Owner[(1)] | Shares of Common Stock beneficially owned[(2)] | Percentage of shares beneficially owned |
|---|---|---|
| **Directors and Named Executive Officers** | | |
| Vadim Mats [(3)] | 239,536 | 2.34% |
| Steven A. Shorr [(4)] | 2,083 | * |
| Adam Holzer [(5)] | 28,750 | * |
| Scott Grayson [(5)] | 28,750 | * |
| Roman Feldman [(6)] | 25,000 | * |
| All Directors and Officers as a group (5 persons) | 324,119 | 3.17% |

\* Represents beneficial ownership of less than 1%.

(1) The address of each holder listed above, except as otherwise indicated, is 101 Eisenhower Parkway, Suite 300, Roseland, NJ, 07068.

(2) Percent of beneficial ownership is based on 10,219,934 shares of Common Stock outstanding as of March 25, 2026. Beneficial ownership information has been determined in accordance with Rule 13d-3 under the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant or upon vesting of RSUs or restricted stock or upon conversion of a convertible security) within 60 days of the date as of which the information is provided. In computing the percentage beneficial ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the table does not necessarily reflect the person's actual voting power as of the date the information is provided, or any particular date.

(3) Includes 16,667 shares of Common Stock subject to stock options that are exercisable within 60 days of March 15, 2026

(4) Includes 2,083 shares of Common Stock subject to stock options that are exercisable within 60 days of March 15, 2026.

(5) Includes 28,750 shares of Common Stock subject to stock options that are exercisable within 60 days of March 15, 2026.

(6) Includes 25,000 shares of Common Stock subject to stock options that are exercisable within 60 days of March 15, 2026.

### Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of December 31, 2025:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holder | 239,084 | $ 9.27 | 564,553 |
| Equity compensation plans not approved by security holder | - | - | |
| **Total** | 239,084 | $ 9.27 | 564,553 |

**ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

**Transactions with Related Persons**

Except as described below and except for employment arrangements which are described under "Executive Compensation," during the fiscal years ended December 31, 2025 and 2024, there have not been, nor are there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the average of the total assets at December 31, 2025, and any of our directors, executive officers, holders of more than 5% of our Common Stock, or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

**Related Person Transaction Policy**

We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or 1% of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

- the risks, costs and benefits to us;

- the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

- the availability of other sources for comparable services or products; and

- the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

**Independence of the Board of Directors**

Our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our board of directors has affirmatively determined that Adam Holzer, Scott Grayson, and Roman Feldman are each an "independent director," as defined under Nasdaq rules.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by Salberg & Company, P.A. as described below:

|  | 2025 | 2024 |
|---|---|---|
| Audit Fees[1] | $ 77,000 | $ 67,000 |
| Audit Related Fees[2] | $ 7,200 | $ 11,000 |
| Tax Fees | $ - | $ - |
| All Other Fees | $ - | $ - |
| Total | $ 84,200 | $ 78,000 |

(1) Audit Fees are paid for professional services rendered for the audit of the Company's annual financial statements and reviews of the Company's unaudited condensed financial statements.

(2) Audit-related fees may consist of fees billed by our independent registered public accounting firm for audit-related consulting services related to registration statements.

**Pre-Approval Policies and Procedures**

In accordance with Sarbanes-Oxley, our audit committee charter requires the audit committee to pre-approve all audit and permitted non-audit services provided by our independent registered public accounting firm, including the review and approval in advance of our independent registered public accounting firm's annual engagement letter and the proposed fees contained therein. The audit committee has the ability to delegate the authority to pre-approve non-audit services to one or more designated members of the audit committee. If such authority is delegated, such delegated members of the audit committee must report to the full audit committee at the next audit committee meeting all items pre-approved by such delegated members. In the fiscal years ended December 31, 2025 and 2024 all of the services performed by our independent registered public accounting firm were pre-approved by the audit committee.

**ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES**

**(a)** **The following documents are filed as part of this report:**

(1) Financial Statements:

|  | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm (PCAOB Firm ID: 106) | F-2 |
| Financial Statements: | |
| Consolidated Balance Sheets as of December 31, 2025 and 2024 | F-3 |
| Consolidated Statements of Operations and Comprehensive Loss – For the Years Ended December 31, 2025 and 2024 | F-4 |
| Consolidated Statements of Changes in Stockholders' Equity – For the Years Ended December 31, 2025 and 2024 | F-5 |
| Consolidated Statements of Cash Flows – For the Years Ended December 31, 2025 and 2024 | F-6 |
| Notes to Consolidated Financial Statements | F-7 - F-25 |

The financial statements required by this Item are included beginning at page F-1.

(1) Financial Statement Schedules:

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

**(b)** **Exhibits**


**EXHIBIT INDEX**


| Exhibit Number | Title of Document |
|---|---|
| 2.1 | Plan of Conversion dated February 24, 2024 (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 4, 2025.) |
| 3.1 | Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Form S-1/A Filed on February 8, 2023). |
| 3.2 | Certificate of Conversion (Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on March 4, 2025.) |
| 3.3 | Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Company's Form S-1/A Filed on February 8, 2023). |
| 3.4 | Certificate of Amendment to Articles of Incorporation dated March 6, 2024 (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 11, 2024.) |
| 3.5 | Bylaws (Incorporated by reference to Exhibit 3.3 to the Company's Form S-1/A filed on February 8, 2023). |
| 3.6 | Second Amendment to the Certificate of Incorporation of Gaxos.ai Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on January 10, 2024.) |
| 3.7 | Amendment to the Bylaws of Gaxos.ai Inc. (Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on January 10, 2024.) |
| 3.8 | Third Amendment to the Certificate of Incorporation of Gaxos.ai Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 11, 2024.) |
| 3.9 | Articles of Conversion filed with the Nevada Secretary of State on February 28, 2025 (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 4, 2025.) |
| 3.10 | Certificate of Conversion filed with the Delaware Secretary of State on February 28, 2025 (Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on March 4, 2025.) |
| 3.11 | Articles of Incorporation of Gaxos.ai Inc., a Nevada corporation (Incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed on March 4, 2025) |
| 3.12 | Bylaws of Gaxos.ai Inc., a Nevada corporation (Incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K filed on Mach 4, 2025.) |
| 4.1 | Description of the Registrant's Securities. (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on March 28, 2025.) |
| 4.2 | Form of Underwriting Agreement (Incorporated by reference to Exhibit 1.1 to the Company's S-1/A filed on February 8, 2023). |
| 4.3 | Form of Representatives Warrant (Incorporated by reference to Exhibit 4.4 to the Company's Form S-1/A filed on February 8, 2023). |
| 4.4 | Form of Stock Certificate (Incorporated by reference to Exhibit 4.2 to the Company's Form S-1/A filed on February 8, 2023.) |
| 4.5 | Form of Subscription Agreement (Incorporated by reference to Exhibit 4.3 to the Company's Form S-1/A filed on February 8, 2023.) |
| 4.6 | Form of Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 19, 2024.) |
| 4.7 | Form of Placement Agent Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 19, 2024.) |
| 4.8 | Form of Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 30, 2024.) |
| 4.9 | Form of Placement Agent Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 30, 2024.) |

| | |
|---|---|
| 4.10 | Form of New Series B Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on September 23, 2024.) |
| 4.11 | Form of Placement Agent Warrant (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on September 23, 2024.) |
| 4.12 | Form of Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 20, 2024.) |
| 4.13 | Form of Placement Agent Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed December 20, 2024.) |
| 4.14 | Form of Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed December 30, 2024.) |
| 4.15 | Form of Placement Agent Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed December 30, 2024.) |
| 10.1+ | Executive Employment Agreement dated February 17, 2023, by and between the Company and Vadim Mats (Incorporated by reference to Exhibit 10.1 to the Company Current Report on Form 8-K filed on February 17, 2023.) |
| 10.2+ | Employment Agreement dated March 23, 2022, by and between the Company and Steven Shorr (Incorporated by reference to Exhibit 10.2 to the Company's Form S-1/A filed on February 8, 2023.) |
| 10.3+ | 2022 Omnibus Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company's S-1/A filed on February 8, 2023.) |
| 10.4# | Software and License Agreement dated August 29, 2022, by and between the Company and Columbia University (Incorporated by reference to Exhibit 10.4 to the Company's S-1/A filed on February 8, 2023.) |
| 10.5 | Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 15, 2024.) |
| 10.6 | Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 15, 2024.) |
| 10.7 | Letter of Termination, dated August 1, 2023, between the Company and The Trustees of Columbia University in the City of New York (Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 14, 2023.) |
| 10.8 | Form of Inducement Letter (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 23, 2024.) |
| 10.9 | Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 19, 2024.) |
| 10.10 | Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 30, 2024.) |
| 10.11 | At the Market Offering Agreement by and between the Company and H.C. Wainwright & Co., LLC dated January 23, 2026 (Incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on January 26, 2026.) |
| 10.12 | Membership Interest Purchase Agreement by and between America First Defense.AI LLC and Gaxos.ai Inc. dated as of March 2, 2026 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 3, 2026.) |
| 16.1 | Letter from D. Brooks and Associates CPAs, P.A. dated June 20, 2023 (Incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed on June 22, 2023.) |
| 19.1 | Gaxos.ai Insider Trading Policy (Incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on March 28, 2025.) |
| 21.1 | Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K filed on March 28, 2025.) |
| 23.1* | Consent of Independent Registered Public Accounting Firm – Salberg & Company PA |
| 31.1* | Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1** | Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97.1 | Gaxos.ai Inc. Clawback Policy (Incorporated by reference to Exhibit 97.1 on the Company's Annual Report on Form 10-K filed on March 27, 2024.) |
| 101.INS* | Inline XBRL Instance Document |
| 101.SCH* | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL* | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.LAB* | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE* | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 101.DEF* | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 104* | Cover Page Interactive Data File - the cover page of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2025 is formatted in Inline XBRL |

\* Filed herewith.

\*\* Furnished herewith.

\+ Indicates a management contract or any compensatory plan, contract or arrangement.

\# Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

**ITEM 16. FORM 10-K SUMMARY**

Not applicable.

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 17th day of March 2026.

**GAXOS AI INC.**

/s/ Vadim Mats
Vadim Mats
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Steven Shorr
Steven Shorr
Chief Financial Officer
(Principal Financial and Accounting Officer)

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Vadim Mats as his attorney-in-fact, with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Vadim Mats<br>Vadim Mats | Chief Executive Officer and Director<br>(Principal Executive Officer) | March 17, 2026 |
| /s/ Steven Shorr<br>Steven Shorr | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | March 17, 2026 |
| /s/ Adam Holzer<br>Adam Holzer | Director | March 17, 2026 |
| /s/ Scott Grayson<br>Scott Grayson | Director | March 17, 2026 |
| /s/ Roman Feldman<br>Roman Feldman | Director | March 17, 2026 |

**GAXOS.AI INC. AND SUBSIDIARY**
**CONSOLIDATED FINANCIAL STATEMENTS**
**DECEMBER 31, 2025 and 2024**

**GAXOS.AI INC. AND SUBSIDIARY**
**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**
**DECEMBER 31, 2025 and 2024**



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of:
Gaxos.AI Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gaxos.AI Inc. and Subsidiary (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2023.
Boca Raton, Florida
March 17, 2026

**GAXOS.AI INC. AND SUBSIDIARY**
**CONSOLIDATED BALANCE SHEETS**

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS:** | | |
| Cash | $ 840,799 | $ 14,398,099 |
| Short-term investments, at fair value | 11,345,187 | 2,167,419 |
| Investment in equity securities, at fair value | 180,000 | 199,998 |
| Accounts receivable | 76,247 | - |
| Prepaid expenses and other current assets | 157,586 | 63,609 |
| Total Current Assets | 12,599,819 | 16,829,125 |
| **LONG-TERM ASSETS:** | | |
| Property and equipment, net | 103,393 | 70,374 |
| Intangible assets, net | 718,333 | 125,000 |
| Digital currencies | - | 37 |
| Total Long-Term Assets | 821,726 | 195,411 |
| **TOTAL ASSETS** | $ 13,421,545 | $ 17,024,536 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable | $ 270,105 | $ 338,791 |
| Accrued expenses | 280,430 | 61,590 |
| Deferred revenue | 130,054 | 1,126 |
| Total Current Liabilities | 680,589 | 401,507 |
| Total Liabilities | 680,589 | 401,507 |
| Commitments and Contingencies (See Note 8) | | |
| **STOCKHOLDERS' EQUITY:** | | |
| Preferred stock; par value $0.0001; 5,000,000 shares authorized; No shares issued and outstanding on December 31, 2025 and 2024 | - | - |
| Common stock; par value $0.0001: 50,000,000 shares authorized; 7,123,453 and 6,923,453 shares issued and outstanding on December 31, 2025 and 2024, respectively | 712 | 692 |
| Additional paid-in capital | 25,801,322 | 25,416,451 |
| Accumulated other comprehensive income | 26,976 | 11,693 |
| Accumulated deficit | (12,700,304) | (8,799,721) |
| Total Gaxos.AI Stockholders' Equity | 13,128,706 | 16,629,115 |
| Noncontrolling interest | (387,750) | (6,086) |
| Total Stockholders' Equity | 12,740,956 | 16,623,029 |
| Total Liabilities and Stockholders' Equity | $ 13,421,545 | $ 17,024,536 |

See accompanying notes to consolidated financial statements.

**GAXOS.AI INC. AND SUBSIDIARY**
**CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS**

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| REVENUES | $ 1,933,030 | $ 4,027 |
| | | |
| OPERATING EXPENSES: | | |
| Research and development | 993,671 | 996,487 |
| Selling, general and administrative | 5,855,885 | 2,711,145 |
| | | |
| Total Operating Expenses | 6,849,556 | 3,707,632 |
| | | |
| LOSS FROM OPERATIONS | (4,916,526) | (3,703,605) |
| | | |
| OTHER INCOME (LOSS): | | |
| Interest income | 612,285 | 157,557 |
| Unrealized gain on short-term investments | 21,945 | - |
| Realized gain on short-term investments | 30,047 | 121,765 |
| Realized loss on exchange of equity securities | (29,998) | - |
| | | |
| Total other income, net | 634,279 | 279,322 |
| | | |
| NET LOSS | (4,282,247) | (3,424,283) |
| | | |
| Net loss of subsidiary attributable to noncontrolling interest | 381,664 | 6,086 |
| | | |
| NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS | $ (3,900,583) | $ (3,418,197) |
| | | |
| COMPREHENSIVE LOSS: | | |
| Net loss | $ (4,282,247) | $ (3,424,283) |
| | | |
| Other comprehensive income: | | |
| Unrealized gain (loss) on short-term debt investments | 15,283 | (84,092) |
| | | |
| Comprehensive loss | $ (4,266,964) | $ (3,508,375) |
| | | |
| NET LOSS PER COMMON SHARE ATTRIBUTABLE TO COMMON SHAREHOLDERS: | | |
| Basic and diluted | $ (0.55) | $ (1.92) |
| | | |
| WEIGHTED AVERAGE COMMON SHARE OUTSTANDING: | | |
| Basic and diluted | 7,093,316 | 1,777,451 |

See accompanying notes to consolidated financial statements.

## GAXOS.AI INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

| | Preferred Stock | | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Noncontrolling Interest | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| | # of Shares | Amount | # of Shares | Amount | | | | | |
| Balance, December 31, 2023 | - | $ - | 988,368 | $ 99 | $ 8,711,550 | $ 95,785 | $ (5,381,524) | $ - | $ 3,425,910 |
| Common shares and warrants issued for cash, net | - | - | 2,903,946 | 290 | 8,208,481 | - | - | - | 8,208,771 |
| Sale of pre-funded warrants for cash | - | - | - | - | 2,897,924 | - | - | - | 2,897,924 |
| Common shares issued for warrants exercise for cash | - | - | 1,256,734 | 126 | 2,663,468 | - | - | - | 2,663,594 |
| Common shares issued for exercise of March 2024 Common Warrants for cash under warrants inducement offer, net | - | - | 1,256,734 | 125 | 2,834,718 | - | - | - | 2,834,843 |
| Common shares issued for Pre-funded warrant exercises | - | - | 520,367 | 53 | 468 | - | - | - | 521 |
| Purchase and cancellation of treasury stock | - | - | (6,846) | (1) | (19,601) | - | - | - | (19,602) |
| Accretion of stock option expense | - | - | - | - | 119,443 | - | - | - | 119,443 |
| Rounding shares from reverse split | - | - | 4,150 | - | - | - | - | - | - |
| Accumulated other comprehensive loss - short-term investments | - | - | - | - | - | (84,092) | - | - | (84,092) |
| Net loss | - | - | - | - | - | - | (3,418,197) | (6,086) | (3,424,283) |
| Balance, December 31, 2024 | - | - | 6,923,453 | 692 | 25,416,451 | 11,693 | (8,799,721) | (6,086) | 16,623,029 |
| Common shares issued for intangible asset | - | - | 200,000 | 20 | 247,980 | - | - | - | 248,000 |
| Accretion of stock option expense | - | - | - | - | 136,891 | - | - | - | 136,891 |
| Accumulated other comprehensive loss - short-term investments | - | - | - | - | - | 15,283 | - | - | 15,283 |
| Net loss | - | - | - | - | - | - | (3,900,583) | (381,664) | (4,282,247) |
| Balance, December 31, 2025 | - | $ - | 7,123,453 | $ 712 | $25,801,322 | $ 26,976 | $ (12,700,304) | $ (387,750) | $ 12,740,956 |

See accompanying notes to consolidated financial statements.

**GAXOS.AI INC. AND SUBSIDIARY**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| | For the Year Ended December 31, 2025 | 2024 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ (4,282,247) | $ (3,424,283) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Amortization expense | 204,698 | 52,442 |
| Stock-based compensation | 136,891 | 119,443 |
| Realized gain on short-term investments | (30,047) | (121,765) |
| Unrealized gain on short-term investments | (21,945) | - |
| Realized loss on exchange of equity securities | 29,998 | - |
| Non-cash transaction fees | - | 764 |
| Change in operating assets and liabilities: | | |
| Accounts receivable | (76,247) | 8 |
| Prepaid expenses and other current assets | (93,940) | (38,477) |
| Accounts payable | (68,686) | 122,909 |
| Accrued expenses | 218,840 | 7,436 |
| Deferred revenue | 128,928 | 1,126 |
| NET CASH USED IN OPERATING ACTIVITIES | (3,853,757) | (3,280,397) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of short-term investments | (15,685,545) | (3,547,262) |
| Purchase of equity securities | - | (199,998) |
| Proceeds from sale of short-term investments | 6,575,052 | 4,010,205 |
| Increase in note receivable | (10,000) | - |
| Increase in capitalized internal-use software development costs | (83,050) | (45,210) |
| Purchase of intangible asset | (500,000) | (150,000) |
| NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES | (9,703,543) | 67,735 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Proceeds from the sale of common stock units | - | 8,208,771 |
| Proceeds from exercise of pre-funded warrants | - | 521 |
| Proceeds from sale of pre-funded warrants | - | 2,897,924 |
| Proceeds from exercise of warrants | - | 2,663,594 |
| Proceeds from induced exercise of warrants | - | 2,834,843 |
| Purchase and cancellation of treasury shares | - | (19,602) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | - | 16,586,051 |
| NET (DECREASE) INCREASE IN CASH | (13,557,300) | 13,373,389 |
| CASH, beginning of year | 14,398,099 | 1,024,710 |
| CASH, end of year | $ 840,799 | $ 14,398,099 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Cash paid for: | | |
| Interest | $ - | $ - |
| Income taxes | $ - | $ - |
| SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES: | | |
| Unrealized gain (loss) on short-term investments | $ 63,761 | $ (84,092) |
| Common stock issued for intangible asset | $ 248,000 | $ - |
| Exchange of note receivable into investment in equity securities | $ 10,000 | $ - |
| Reclassification of digital currencies to prepaid expenses and other current assets | $ 37 | $ - |

See accompanying notes to consolidated financial statements.

## NOTE 1 – <u>NATURE OF OPERATIONS</u>

Gaxos.ai Inc. (the "Company") was incorporated in the state of Wyoming on October 27, 2021 ("Inception"). On March 30, 2022, the Company reincorporated to the State of Delaware pursuant to a Plan of Conversion approved by the Board of Directors and a majority of the shareholders. On January 5, 2024, the Company changed its name from The NFT Gaming Company, Inc. to Gaxos.ai Inc. The Company is a technology-based company that is developing applications aimed at redefining the way we utilize artificial intelligence ("AI") to optimize the user experience. The Company's flagship product is Gaxos Labs, which develops and launches AI applications across fast-moving sectors. Gaxos Labs' team works in rapid development cycles to prototype, refine with real-world users, and scale into impactful products. The Company also operates a gaming platform called "Gaxos Gaming" (the "Platform" or "Gaxos Gaming"), created with a vision to develop, design, acquire, and manage conventional games and to combine these games with unconventional game mechanisms, such as the ability for gamers and developers to utilize artificial intelligence to create and design in-game features, as well as to mint unique in-game features, such as skins, characters, weapons, gear, levels, and virtual lands, in the form of non-fungible tokens, or "NFTs," that will allow users to have unique experiences and more control over in-game assets. Recently, we began to develop a new initiative, Gaxos Health, which is dedicated to revolutionizing personal health and wellness by developing a suite of innovative AI-powered health optimization solutions. In September 2024, the Company launched Gaxos Gaming Labs, a transformative generative AI service that empowers game developers and publishers. Key features of the product include the reduction of creative asset development time from hours to minutes, transforming artistic visions into reality with ease.

On September 23, 2024, the Company formed a subsidiary, RNK Health, LLC ("RNK Health"), a company incorporated under the laws of the State of Delaware as a limited liability company. RNK Health was formed in order to form a partnership and potential relationship with Nekwellness to engage in the proposed business of marketing certain products. On October 10, 2024, the Company, RNK Health, and Nekwellness entered into a one-year RNK Health operating agreement (the "Operating Agreement"), which automatically renews annually, for the regulation and management of the affairs of RNK Health. On October 10, 2024, the Company, the sole member of RNK Health, admitted Nekwellness as a member of RNK Health and accordingly, Nekwellness was granted a 30% membership interest in RNK Health, as full consideration for their services under the Operating Agreement, with the Company reduced to a 70% membership interest. RNK Health is currently providing access to certain medications, supplements and other wellness products and services.

At the Company annual meeting on December 27, 2024, the stockholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation for the reincorporation of the Company from The State of Delaware to the State of Nevada, which occurred on March 3, 2025.

## NOTE 2 – <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

### *Basis of Presentation*

On February 28, 2024, a majority of the Company shareholders granted discretionary authority to the Company's Board of Directors to amend the Company's Certificate of Incorporation to effect one or more consolidations of the Company's issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into on the basis of one share of common stock for each 12 shares of the Company's common stock then issued and outstanding (the "Reverse Stock Split"). On March 7, 2024, the Company filed a Certificate of Amendment to the Amended and Restated Articles of Incorporation (the "Certificate of Amendment") with the Secretary of State of the State of Delaware to effect a 1-for-12 reverse stock split with respect to the outstanding shares of the Company's common stock. The Certificate of Amendment and the reverse stock split became effective on March 7, 2024. All share and per share data in the accompanying consolidated financial statements have been retroactively adjusted to reflect the effect of the Reverse Stock Split.

This summary of significant account policies of the Company is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and the notes are the representation of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles ("US GAAP") and have been consistently applied in the preparation of the consolidated financial statements.

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

The Company's consolidated financial statements include the accounts of the parent entity, Gaxos.AI, Inc. and RNK Health, which is a majority-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

The Company accounts for its noncontrolling interest in RNK Health in accordance with ASC Topic 810-10-45, which requires the Company to present noncontrolling interests as a separate component of total shareholders' equity on the consolidated balance sheets and the consolidated net loss attributable to its noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations and comprehensive loss.

*Liquidity*

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. On December 31, 2025, the Company had a cash balance of $840,499, had short-term investments of $11,345,187, and had working capital of $11,919,230. During the year ended December 31, 2025, the Company used net cash in operations of $3,853,757. Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to corporate overhead, research and development, and costs of being a public company. The Company believes that its existing working capital and cash on hand will provide sufficient cash to enable the Company to meet its operating needs and debt requirements for the next twelve months from the issuance date of this report.

*Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying consolidated financial statements include the valuation of investments, valuation of note receivable, valuation of intangible assets and other long-lived assets, the estimate of the sales returns reserve liability, the valuation of common shares issued to purchase intangible assets, estimates of deferred tax valuation allowances and the fair value of stock options issued for services.

*Fair Value Measurements and Fair Value of Financial Instruments*

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's (the "FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company identified the following assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with Accounting Standards Codification ("ASC") Topic 820.

The three levels of the fair value hierarchy are as follows:

- Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

- Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

- Level 3 - Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate their fair market value based on the short-term maturity of these instruments.

The following table represents the Company's fair value hierarchy of its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024.

| Description | December 31, 2025 | | | December 31, 2024 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Level 1 | Level 2 | Level 3 |
| Short-term investments | $ 11,345,187 | $ - | $ - | $ 2,167,419 | $ - | $ - |
| Equity securities | $ - | $ - | $ 180,000 | $ - | $ - | $ 199,998 |

The Company's short-term investments are level 1 measurements and are based on the quoted fair value on each date.

*Investment in Equity Securities, at Fair Value*

The following table summarizes activity in the Company's investment in equity securities, at fair value for the periods presented:

| | Year Ended December 31, 2025 | Year Ended December 31, 2024 |
| --- | --- | --- |
| Balance, beginning of year | $ 199,998 | $ - |
| Additions | 190,000 | 199,998 |
| Sale of RPM Interactive | (180,000) | - |
| Realized loss on sale of RPM Interactive | (29,998) | - |
| Balance, end of year | $ 180,000 | $ 199,998 |

On December 31, 2024, equity securities, at fair value, consisted of 666,660 shares of common equity securities of one entity, RPM Interactive, Inc., a security without a readily determinable fair value. On May 16, 2024, the Company purchased 666,660 common shares of RPM Interactive, Inc. for $199,998. On December 10, 2025, the Company exchanged a $10,000 note receivable into an additional 100,000 shares of RPM Interactive valued at $10,000. On December 12, 2025 (the "Exchange Date"), the Company exchanged its 766,660 shares of RPM Interactive for 402.45 shares of Avalon Globocare Corp's ("Avalon") Series E preferred shares valued at $180,000, valued on the Exchange Date and as of December 31, 2025 using a dribble out model using assumptions such as Avalon's trading volume, sale restrictions, marketability discount and capitalization rate.

*Cash and Cash Equivalents*

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and money market accounts to be cash equivalents. The Company has no cash equivalents as of December 31, 2025 and 2024.

The Company's cash is held at major commercial banks, which may at times exceed the Federal Deposit Insurance Corporation ("FDIC") limit. To date, the Company has not experienced any losses on its invested cash. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

On December 31, 2025, the Company had approximately $439,000 of cash in excess of FDIC limits of $250,000.

*Accounts and note receivable*

The Company follows ASC 326, "Financial Instruments - Credit Losses" and recognizes an allowance for losses on accounts and notes receivable in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. The allowance is based on an analysis of historical credit loss experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The credit loss expense associated with the allowance for doubtful accounts related to accounts and notes receivable is recognized in general and administrative expenses. As of December 31, 2025 and 2024, accounts receivable amounted to $76,247 and $0, respectively. As of December 31, 2025 and 2024, note receivable amounted to $0 and $0, respectively. For the years ended December 31, 2025 and 2024, the Company did not recognize any credit losses.

*Short-Term Investments*

The Company's portfolio of short-term investments consists of marketable debt securities which are comprised of rated U.S. government securities, and corporate bonds with maturities of more than three months, but less than one year. The Company classifies these as available-for-sale at purchase date and will reevaluate such designation at each period end date. The Company may sell these marketable debt securities prior to their stated maturities depending upon changing liquidity requirements. The debt securities are classified as current assets in the consolidated balance sheets and recorded at fair value, with unrealized gains or losses included in accumulated other comprehensive income (loss) on the consolidated balance sheets and as a component of the consolidated statements of comprehensive loss. The Company also invests in exchange-traded and closed end equity securities. The equity securities are classified as current assets in the consolidated balance sheets and recorded at fair value, with unrealized gains or losses included in other income (expense) on the consolidated statement of operation and comprehensive loss. Gains and losses are recognized when realized. Gains and losses are determined using the specific identification method and are reported in other income (expense), net in the consolidated statements of operations and comprehensive loss.

An impairment loss may be recognized when the decline in fair value of the debt securities is determined to be other-than-temporary. The Company evaluates its investments for other-than-temporary declines in fair value below the cost-basis each quarter, or whenever events or changes in circumstances indicate that the cost basis of the short-term investments may not be recoverable. The evaluation is based on a number of factors, including the length of time and the extent to which the fair value has been below the cost basis, as well as adverse conditions related specifically to the security, such as any changes to the credit rating of the security and the intent to sell or whether the Company will more likely than not be required to sell the security before recovery of its amortized cost basis.

The Company recorded $15,283 and $(84,092) of unrealized gain (loss) on short-term debt investments as a component of other comprehensive loss for the years ended December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, the Company recognized a realized gain on sale of short-term equity investments of $30,047 and $121,765, respectively. During the years ended December 31, 2025 and 2024, the Company recognized an unrealized gain on short-term equity investments of $21,945 and $0, respectively.

*Investment in Equity Securities, at Fair Value*

Equity investments are carried at fair value with unrealized gains or losses which are recorded as net unrealized gain (loss) on equity investments in the accompanying consolidated statement of operations and comprehensive loss. Realized gains and losses are determined on a specific identification basis which is recorded in earnings or loss as a net realized gain (loss) on equity investments in the consolidated statement of operations and comprehensive loss. The Company reviews investments in equity securities, at fair value, for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. During the years ended December 31, 2025 and 2024, the Company recognized a realized loss on investments in equity securities of $29,998 and $0, respectively.

*Accounting for Digital Currencies and Other Digital Assets*

The Company accounts for digital currencies and other digital assets as indefinite-lived intangible assets and accounts for them at historical cost in accordance with ASC 350, Intangibles - Goodwill and Other Indefinite-lived intangible assets are not subject to amortization but rather evaluated for impairment annually and more frequently, if events or circumstances change that indicate that it is more likely than not that the asset is impaired (i.e., if an impairment indicator exists). As a result, the Company only recognizes decreases in the value of its digital currencies and other digital assets, and any increase in value will be recognized only upon disposition. The Company plans to dispose of cryptocurrency received as a form of payment into fiat currency and anticipates ownership of cryptocurrency to be minimal. As of December 31, 2025, the Company's digital currencies consisted of 52.78 units of Polygon (MATIC), an Ethereum token valued at $19, which is included in prepaid expenses and other current assets on the accompanying consolidated balance sheet.. As of December 31, 2024, the Company's digital currencies consisted of 52.78 units of Polygon (MATIC), an Ethereum token valued at $37.

*Property and Equipment*

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to expense as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of these assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Property and equipment includes capitalized internal-use software development costs. Costs incurred to develop internal-use software, including game development, are expensed as incurred during the preliminary project stage. Internal-use software development costs are capitalized during the application development stage, which is after: (i) the preliminary project stage is completed; and (ii) management authorizes and commits to funding the project and it is probable the project will be completed and used to perform the intended function. Capitalization ceases at the point where the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of the internal-use software development costs and related upgrades and enhancements, which currently is three years. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use.

*Intangible Assets*

Intangible assets, consisting of acquired software licenses, technology licenses and acquired software, are carried at cost less accumulated amortization, computed using the straight-line method over the estimated useful life of 5 years, less any impairment charges.

*Stock-based Compensation*

Stock-based compensation is accounted for based on the requirements of ASC 718 – *"Compensation–Stock Compensation"*, which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award. The Company has elected to account for forfeitures as they occur.

*Income Taxes*

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceed the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of operations.

**Revenue Recognition**

The Company follows Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). This standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and requires certain additional disclosures.

In accordance with ASU Topic 606 - *Revenue from Contracts with Customers*, the Company recognizes revenue in accordance with that core principle by applying the following steps:

Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company generates or plans to generate revenue from the following sources:

- The Company generates revenue from the sale of our in-game items to our customers. Revenue generated from such sales, primarily through the app stores, such as Google Play Store or Apple App Store, is recognized at a point in time, which is upon delivery of the in-game items to the customer, which is when the Company completes its sole performance obligation. Fees incurred by the Company, such as commissions to the app stores, are recognized in operating expenses.

- The Company generates revenue from the sale of health coaching packages to its customers. Health coaching packages consist of a series of lab tests and personal health coaching sessions. Revenues generated from such sales are recognized at a point in time, which is upon the completion of lab testing and the utilization of health coaching sessions, which is when the Company completes its performance obligation. Any fees paid in advance by the customer are reflected as contract liabilities until such time as the performance obligation is completed. Fees incurred by the Company, such as the lab testing charges, are recognized in operating expenses.

- Gaxos Labs sells subscriptions to its customers for the use of its software under a software as a service subscription model ("SaaS"), which allows game developers and publishers to create content using AI which reduce creative asset development time. The Company's SaaS offerings are sold under a prepaid or postpaid, usage-based pricing system pursuant to a tiers model, allowing customers to choose the subscription level to be charged based upon their intended usage. The subscription tiers utilize declining prices as the volume grows. Under prepaid pay-as-you-go plans, revenues related to contracts that do not include a specified contract period are recognized over a period of time, which is upon usage by the customer and satisfaction of the Company's performance obligation. If professional services are deemed to be distinct, revenue is recognized over a period of time as services are performed. The Company does not view the signing of the contract or the provision of initial setup services as discrete earnings events that are distinct. Fees incurred by the Company, such as the merchant fees are recognized in operating expenses.

- In connection with RNK Health, the Company is generating revenues from providing non-clinical administrative services to support patient health. RNK Health has partnered with a third-party medical management company (the "Medical Partner") that provides medication management and patient support care services via telehealth to patients located in all 50 states. The Medical Partner provides and makes available health care professionals to perform telehealth services within their respective scope of practice, provides and maintains applicable professional licensure, provides medication management services and provides RNK Health and patients access to the Medical Partner's telehealth optimized technology platform. RNK Health provides services to patients to support the delivery of various medical services, including virtual rooming of patients, patient pathway advisory services, patient scheduling and interface connected to the Medical Partners central calendar, patient pathway monitoring and service, nonclinical patient customer service, care navigation service, software-based care optimization services, patient education services, patient intake system and data collection (the "Administrative Services"). The Company evaluates the presentation of revenue on a gross vs. net basis based on whether it acts as a principal by controlling the product or service sales to customers. The Company records these revenues on a net basis as an agent since Medical Partner is primarily responsible for fulfilling the contract with the customer, the Company does not have inventory risk before or after the goods have been ordered by a customer, during shipping, or on return, the Company's consideration is in the form of a commission for its Administrative Services, and the Company is not exposed to credit risk for the amount receivable from a customer in exchange for the Medical Partner's goods or services. The Medical Partner performs all medical management and patient support care services and the Medical Partner pays the Company its share of revenue. The Medical Partner has the right to refuse services to the Patient. The Company is obligated to fulfill the non-clinical administrative services and is reliant on the Medical Partner to accept the Patient, deliver all medication management and patient support services, and the collect and remit the Company's commission to the Company. Revenues from non-clinical administrative services are recognized at a point in time, upon satisfaction of the performance obligation, which occurs when the non-clinical administrative services have been completed and collection of the fee is probable. RNK Health pays a monthly fee to the Medical Partner for access to the Medical Partners telehealth optimized technology platform, which is included in operating expenses on the accompanying consolidated statements of operations and comprehensive loss.

- The Company plans to generate revenue from advertising fees paid by game advertisers, developers, hardware companies, or other strategic partners to the Company for promotion on our platform. Revenues from these fees will be recognized ratably over the agreed-upon advertising service period and upon delivery of agreed-upon advertising services, which constitutes satisfaction of the performance obligation. During the years ended December 31, 2025 and 2024, the Company did not generate revenues from advertising fees.

- The Company plans to generate royalty revenues when a third party sells one of our NFTs on a third-party platform. We will recognize royalty revenue when it is probable that we will collect the royalty fee owed which is typically when we receive notification from the third-party platform that an NFT has been sold, which constitutes satisfaction of the performance obligation. In the instance where the Company will receive royalty payments when a customer disposes of an in-game NFT in the secondary market on a third-party platform or any other payment that is not in fiat currency, the Company will recognize the revenue in accordance with ASC 606-10-32-21, "*Noncash Consideration*". The fair value of the non-cash consideration received shall be determined by using the quoted price for such non-cash consideration on the date of the transaction. During the years ended December 31, 2025 and 2024, the Company did not generate revenues from royalties.

During the years ended December 31, 2025 and 2024, revenues consisted of the following:

|  | For the Year Ended December 31, 2025 | | For the Year Ended December 31, 2024 | |
| --- | ---: | --- | ---: | --- |
| Revenue from administrative services | $ | 1,509,886 | $ | - |
| Revenue from the sale of health coaching packages | | 1,124 | | 3,952 |
| Revenue from the sale of subscriptions | | 421,995 | | 42 |
| Revenue from sale of in-game items | | 25 | | 33 |
| Total revenues | $ | 1,933,030 | $ | 4,027 |

For RNK Health, revenue refunds and credits are recorded as a reduction to revenues, and a reserve liability is included in accrued expenses on the accompanying consolidated statement of operations and comprehensive loss. As of December 31, 2025 and 2024, the reserve liability amounted to $15,667 and $0, respectively.

For the years ended December 31, 2025 and 2024, deferred revenue activity consisted of the following:

|  | For the Year Ended December 31, 2025 | | For the Year Ended December 31, 2024 | |
| --- | ---: | --- | ---: | --- |
| **Balance – beginning of year** | $ | 1,126 | $ | - |
| Additions | | 130,054 | | 1,126 |
| Recognized as revenue | | (1,126) | | - |
| Balance – end of year | $ | 130,054 | $ | 1,126 |

During the year ended December 31, 2025, $1,126 of the deferred revenue as of December 31, 2024 was recognized into revenues. Deferred revenue as of December 31, 2025 of $130,054 is expected to be realized during 2026.

*Research and Development*

Research and development costs incurred in the development of the Company's products are expensed as incurred and include costs such as labor and outside development costs, software license fees, materials, and other allocated costs incurred.

*Net Loss per Share*

The Company computes net loss per share in accordance with ASC 260-10, *"Earnings Per Share."* The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period using the *"as if converted"* basis.

Pursuant to ASC 260-10-45, basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period presented. Diluted loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

During the years ended December 31, 2025 and 2024, the following common stock equivalents were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company's net loss.

|  | December 31, | |
| --- | --- | --- |
|  | **2025** | **2024** |
| Common stock equivalents: | | |
| Warrants | 4,509,259 | 4,509,259 |
| Stock options | 239,084 | 64,084 |
| Total | 4,748,343 | 4,573,343 |

*Noncontrolling Interests*

The Company follows ASC Topic 810, "Consolidation," governing the accounting for and reporting of noncontrolling interests ("NCI") in its partially owned consolidated subsidiary. Certain provisions of this standard indicate, among other things, that NCI be treated as a separate component of equity, not as a liability, that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to noncontrolling interests even when such allocation might result in a deficit balance. The net loss attributed to NCI was separately designated in the accompanying consolidated statements of operations and comprehensive loss. Losses attributable to NCI in a subsidiary may exceed a NCI's interests in the subsidiary's equity. The excess attributable to NCI is attributed to those interests. NCI shall continue to be attributed to their share of losses even if that attribution results in a deficit NCI balance.

*Segment Reporting*

The Company operates as a single operating segment technology-based company that is developing applications aimed at redefining the way we utilize artificial intelligence ("AI") to optimize the user experience. In accordance with ASC 280 – "*Segment Reporting*", the Company's chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under "Segment Reporting" due to their similarities in economic characteristics such as nature of services; and procurement processes. Since the Company operates in one segment, all financial information required by "Segment Reporting" can be found in the accompanying consolidated balance sheets and consolidated statements of operations and notes to consolidated financial statements.

*Recent Accounting Pronouncements*

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its consolidated financial statements.

**NOTE 3 – <u>SHORT-TERM INVESTMENTS AND INVESTMENT IN EQUITY SECURITIES</u>**

*Short-Term Investments*

On December 31, 2025, the Company's short-term investments consisted of the following:

|  | Cost | | Unrealized Gain | | Fair Value | |
|---|---|---|---|---|---|---|
| Corporate bonds | $ | 10,903,573 | $ | 26,976 | $ | 10,930,549 |
| Exchange-traded and closed end equity funds | | 392,693 | | 21,945 | | 414,638 |
| Total short-term investments | $ | 11,296,266 | $ | 48,921 | $ | 11,345,187 |

On December 31, 2024, the Company's short-term investments consisted of the following:

|  | Cost | | Unrealized Gain | | Fair Value | |
|---|---|---|---|---|---|---|
| US Treasury bills | $ | 2,155,726 | $ | 11,693 | $ | 2,167,419 |
| Total short-term investments | $ | 2,155,726 | $ | 11,693 | $ | 2,167,419 |

During the year ended December 31, 2025 and 2024, gain or loss on short-term investments consisted of the following:

|  | For the Year Ended December 31, 2025 | | For the Year Ended December 31, 2024 | |
|---|---|---|---|---|
| Proceeds from the sale of short-term investments | $ | 6,575,052 | $ | 4,010,205 |
| Cost of short-term investments | | (6,545,005) | | (3,888,440) |
| Realized gain on short-term investments | $ | 30,047 | $ | 121,765 |

*Investment in Equity Securities, at Fair Value*

The following table summarizes activity in the Company's investment in equity securities, at fair value for the periods presented:

|  | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | |
|---|---|---|---|---|
| Balance, beginning of year | $ | 199,998 | $ | - |
| Additions | | 190,000 | | 199,998 |
| Sale of RPM Interactive | | (180,000) | | |
| Realized loss on sale of RPM Interactive | | (29,998) | | |
| Balance, end of year | $ | 180,000 | $ | 199,998 |

On December 31, 2024, equity securities, at fair value, consisted of 666,660 shares of common equity securities of one entity, RPM Interactive, Inc., a security without a readily determinable fair value. On May 16, 2024, the Company purchased 666,660 common shares of RPM Interactive, Inc. for $199,998. On December 10, 2025, the Company exchanged a $10,000 note receivable into an additional 100,000 shares of RPM Interactive valued at $10,000. On December 12, 2025 (the "Exchange Date"), the Company exchanged its 766,660 shares of RPM Interactive for 402.45 shares of Avalon's Series E preferred shares valued at $180,000, valued on the Exchange Date and as of December 31, 2025 using a dribble out model using assumptions such as Avalon's trading volume, sale restrictions, marketability discount and capitalization rate.

## NOTE 4 – NOTE RECEIVABLE

On September 17, 2025, the Company made an investment of $10,000 into RPM Interactive, Inc. ("RPM"). In exchange for the investment, RPM issued to the Company a promissory note (the "RPM Note") dated September 17, 2025 (the "Issuance Date") in the original principal amount of $10,000. The RPM Note bears interest at the rate of 7.0% per annum and matures on September 17, 2026 (the "Maturity Date"). Interest on the outstanding principal sum of the RPM Note commences accruing on the Issuance Date and is computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable on the Maturity Date. RPM may prepay the RPM Note at any time without penalty. On December 10, 2025, the Company exchanged the $10,000 note receivable into an additional 100,000 shares of RPM Interactive. As of December 31, 2025, note receivable amounted to $0.

## NOTE 5 – PROPERTY AND EQUIPMENT

On December 31, 2025 and 2024, property and equipment consisted of the following:

| | Useful life | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|---|
| Capitalized internal-use software development costs | 3 years | $ | 185,231 | $ | 102,181 |
| Less: accumulated amortization | | | (81,838) | | (31,807) |
| | | $ | 103,393 | $ | 70,374 |

For the years ended December 31, 2025 and 2024, amortization of capitalized internal-use software development costs amounted to $50,031 and $27,442, respectively.

## NOTE 6 – INTANGIBLE ASSETS

On December 31, 2025 and 2024, intangible assets consisted of the following:

| | Useful life | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|---|
| License | 5 years | $ | 150,000 | $ | 150,000 |
| Acquired internal-use software | 5 years | | 748,000 | | - |
| Subtotal | | | 898,000 | | 150,000 |
| Less: accumulated amortization | | | (179,667) | | (25,000) |
| Intangible assets, net | | $ | 718,333 | $ | 125,000 |

On March 4, 2024, the Company entered into a Purchase Agreement with a third party to acquire certain technology and computer code. The Purchase Agreement grants the Company a perpetual, worldwide, non-exclusive, non-transferable, royalty free, fully paid license to (a) modify and create derivative works from certain technology and related codebase including, but not limited to, "Habit-tracking Module," "Administrative Panel," and related computer code. The aggregate purchase price was $150,000 and is included in intangible assets on the accompanying consolidated balance sheet.

On February 24, 2025, the Company consummated a Software Purchase Agreement with a third party, whereby the Company purchased software and related technologies for $500,000 in cash and 200,000 shares of the Company's common stock. These shares were valued at $248,000, or $1.24 per share, based on the quoted closing price of the Company's common stock on the measurement date. In connection with these shares and cash payment, the Company recorded an intangible asset of $748,000.

For the years ended December 31, 2025 and 2024, amortization of intangible assets amounted to $154,667 and $25,000, respectively, which is based on an estimated useful life of 5 years and includes amortization expense related to the License Agreement.

Amortization of the intangible asset attributable to future periods is as follows:

| Year ending December 31: | | Amount |
|---|---|---|
| 2026 | $ | 179,600 |
| 2027 | | 179,600 |
| 2028 | | 179,600 |
| 2029 | | 154,600 |
| 2030 | | 24,933 |
| | $ | 718,333 |

## NOTE 7 – STOCKHOLDERS' EQUITY

**Preferred Stock**

The Company is authorized to issue 5,000,000 shares of its $0.0001 par value preferred stock. The Company's board of directors will have the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As of December 31, 2025 and 2024, no preferred shares have been designated and no preferred shares were issued and outstanding.

**Common Stock**

**2023 Stock Repurchase Plan**

On March 20, 2023, the Board of Directors of the Company approved a stock repurchase program authorizing the purchase of up to $500,000 of the Company's common stock until December 31, 2023 (the "2023 Stock Repurchase Program"). On January 1, 2024, the Board of Directors of the Company approved an extension of the 2023 Stock Repurchase Program until March 31, 2024. In connection with the 2023 Stock Repurchase Program, from January 1, 2024 to March 31, 2024, the Company purchased and cancelled 6,846 shares of its common stock for $19,602, or at an average price of $2.86 per share.

**Common Stock Issued for Intangible Asset**

On February 24, 2025, the Company consummated a Software Purchase Agreement with a third party, whereby the Company purchased software and related technologies for $500,000 in cash and 200,000 shares of the Company's common stock. The 200,000 shares were valued at $248,000, or $1.24 per share, based on the quoted closing price of the Company's common stock on the measurement date (see Note 6).

**Capital Raises**

March 2024

On March 13, 2024, the Company entered into a securities purchase agreement (the "March 2024 Purchase Agreement") with an institutional investor ("the "Purchaser") for the issuance and sale in a private placement (the "March 2024 Private Placement") of aggregate Units consisting of (i) 108,000 shares of the Company's common stock, (ii) series A warrants to purchase up to 628,367 shares of the Company's common stock (the "Series A Warrants"), and (iii) series B warrants to purchase up to 628,367 shares of the Company's common stock (the "Series B Warrants" and together with the Series A Warrants, the "March 2024 Common Warrants"). The purchase price of each Unit consisted of one share of the Company's common stock and associated March 2024 Common Warrants, was $5.57 per Unit for aggregate gross proceeds of $601,560. Additionally, the Company sold pre-funded warrants to purchase up to 520,367 shares of the Company's common stock (the "Pre-Funded Warrants"). Pre-funded Warrants are a type of warrant that allows the warrant holder to purchase a specified number of a company's securities at a nominal exercise price. The purchase price of each Pre-Funded Warrant was $5.569 for aggregate gross proceeds of $2,897,924. In connection with this March 2024 Private Placement, the Company raised aggregate gross proceeds of $3,499,484 consisting of $601,560 from the sales of common stock units and $2,897,924 from the sale of pre-funded warrants, and the Company received net proceeds of $3,056,984, net of offering costs paid to the placement agent (see below) of $382,500 and legal fees of $60,000, which were netted against the $601,560 of gross proceeds from the sale of common stock units for net proceeds allocated to the sale of common stock units of $159,060. The Company is using the net proceeds received from the March 2024 Private Placement for general corporate purposes and working capital.

The March 2024 Common Warrants are exercisable immediately upon issuance at an exercise price of $5.50 per share. The Series A Warrants will expire five and one-half years from the date of issuance and the Series B Warrants will expire twenty-four months from the date of issuance. The Pre-Funded Warrants are exercisable immediately upon issuance at a nominal exercise price of $0.001 and may be exercised at any time until the Pre-Funded Warrants are exercised in full. A holder of Pre-Funded Warrants or March 2024 Common Warrants (together with its affiliates) may not exercise any portion of a warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder 9.99%) of the Company's outstanding Common Stock immediately after exercise.

In connection with the March 2024 Private Placement, the Company entered into a registration rights agreement (the "Registration Rights Agreement"), dated as of March 13, 2024, with the Purchaser, pursuant to which the Company agreed to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") registering the resale of the securities issued in the March 2024 Private Placement no later than 30 days after the date of the Registration Rights Agreement, and to use its best efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 60 days following the date of the Registration Rights Agreement (or 90 days following the date of the Registration Rights Agreement in the event of a "full review" by the SEC). The Company filed a registration statement with the SEC on April 4, 2024 which declared effective on April 16, 2024.

H.C. Wainwright & Co., LLC (the "Placement Agent") acted as the Company's exclusive placement agent in connection with the March 2024 Private Placement, pursuant to an engagement letter, dated as of March 7, 2024 and as amended on March 13, 2024, between the Company and Wainwright (the "Engagement Letter"). Pursuant to the Engagement Letter, the Company paid the Placement Agent (i) a total cash fee equal to 7.5% of the aggregate gross proceeds of the March 2024 Private Placement and (ii) a management fee of 1.0% of the aggregate gross proceeds of the March 2024 Private Placement. In addition, the Company agreed to pay the Placement Agent certain expenses and issued to the Placement Agent or its designees warrants (the "March 2024 Placement Agent Warrants") to purchase up to an aggregate of 47,128 shares of the Company's common stock at an exercise price equal to $6.9625 per share. The March 2024 Placement Agent Warrants are exercisable immediately upon issuance and have a term of exercise equal to five and a half years from the date of issuance. The fair value of the March 2024 Placement Agent Warrants of $318,900 was calculated using the Binomial Lattice valuation model, which is considered an offering cost and is netted against the net proceeds received. In addition, pursuant to the Engagement Letter, the Company agreed that upon any exercise for cash of any privately placed warrants issued to investors in an offering covered by the Engagement Letter, the Company shall (i) pay the Placement Agent a cash fee of 7.5% and a management fee of 1.0% of the aggregate gross exercise paid in cash with respect thereto, and (ii) issue warrants to purchase that number of shares of common stock equal to 7.5% of the aggregate number of shares of common stock underlying the warrants that were exercised.

The March 2024 Placement Agent Warrants were valued on the date of issuance using Binomial Lattice valuation model with the following assumptions:

|  | March 15, 2024 |
| --- | --- |
| Dividend rate | —% |
| Term (in years) | 5.5 years |
| Volatility | 186.5% |
| Risk—free interest rate | 4.33% |

The risk-free interest rate is based on the U.S. Treasury rates at the date of issuance with a maturity date approximately equal to the expected life at issuance date. Volatility is based on historical and expected future volatility of the Company's common stock. The Company has not historically issued any dividends and does not expect to in the future.

September 2024

On September 20, 2024, the Company entered into an inducement offer agreement with the Holder of the March 2024 Common Warrants to immediately exercise for cash an aggregate 1,256,734 of the March 2024 Common Warrants to purchase shares of the Company's common stock at a reduced exercise price of $2.58 per share for gross proceeds to the Company of $3,242,374 and the Company received net proceeds of $2,834,843 after deducting placement agent fees of $376,552 and other offering expenses paid by the Company of $30,979. The exercised March 2024 Common Warrants were issued pursuant to a March 2024 Purchase Agreement dated March 13, 2024 by and between the Company and the Holder. Each March 2024 Common Warrant was initially exercisable at an original exercise price of $5.50 per share.

As an inducement to such exercise, the Company also agreed to issue new unregistered warrants to purchase new Series A common stock purchase warrants (the "New Series A Warrants") and new Series B common stock purchase warrants (the "New Series B Warrants", and together with the Series A Warrants, the "New Warrants"), as described below, to purchase an aggregate of up to 2,513,468 shares of the Company's common stock (the "New Warrant Shares") at an exercise price of $2.33 per share. The New Series A Warrants to purchase up to 1,256,734 shares of common stock have a term of five and one-half years from the issuance date, and the New Series B Warrants to purchase up to 1,256,734 shares of common stock have a term of twenty-four months from the issuance date.

The Company engaged H.C. Wainwright & Co., LLC (the "Placement Agent") to act as its exclusive placement agent in connection with the transactions summarized above and has agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds received from the Holder's exercise of its Existing Warrants of $243,178, as well as a management fee equal to 1.0% of the gross proceeds from the exercise of the Existing Warrants of $32,424. Additionally, the Company paid the Placement Agent $85,000 for non-accountable expenses and clearing fees in the amount of $15,950. The Company has also issued to the Placement Agent, or its designees, warrants (the "September 2024 Placement Agent Warrants") to purchase up to 7.5% of the aggregate number of shares of common stock underlying the Existing Warrants (or Placement Agent Warrants to purchase an aggregate of up to 94,255 shares of common stock), which Placement Agent Warrants have the same terms as the New Series A Warrants except for an exercise price per share equal to 125% of the exercise price of the New Warrants (or $3.225 per share).

The amendment to the March 2024 Common Warrants on September 20, 2024 to lower the exercise price thereof and issue new warrants, was considered a modification of the March 2024 Common Warrants under the guidance of ASU 2021-04. The modification is consistent with the "Equity Issuance" classification under that guidance as the reason for the modification was to induce the holders to cash exercise their warrants, resulting in the exercise of the March 2024 Common Warrants on September 20, 2024.

On September 20, 2024, in connection with the inducement offer agreement, with the Holder of the March 2024 Common Warrants, the Holder exercised the March 2024 Common Warrants for cash at a reduced exercise price of $2.58 per share resulting in net proceeds to the Company of approximately $2,834,843 as discussed above. In 2024, in connection with such exercise, the Company issued 1,256,734 Common Shares upon the exercise of the March 2024 Common Warrants.

On September 20, 2024, the Company calculated the total fair value of the consideration for the modification of the March 2024 Common Warrants, which includes the incremental fair value of the March 2024 Common Warrants (determined by comparing the fair values immediately prior to and immediately after the modification). The fair values were calculated using the Binomial Lattice valuation model, and the Company determined that the total fair value of the consideration related to the modification of the March 2024 Common Warrants amounted to approximately $297,500, which are considered offering costs and were netted against the net proceeds received by the warrant exercise under the guidance of ASU 2021-04, resulting in both a credit and a charge to additional paid-in capital and therefore no net accounting effect.

On September 20, 2024, in connection with the inducement offer agreement issuance of the New Warrants and the September 2024 Placement Agent Warrants, the Company calculated the fair value of such warrants using the Binomial option-pricing model, and the Company determined that the aggregate total fair value of the New Warrants and the September 2024 Placement Agent Warrants amounted to approximately $5,460,000, which are considered offering costs and were netted against the net proceeds received by the warrant exercise under the guidance of ASU 2021-04, resulting in both a credit and a charge to additional paid-in capital and therefore no net accounting effect.

The fair value of the March 2024 Common Warrants on the modification date, the fair value of the New Warrants, and the fair value of the September 2024 Placement Agent Warrants were estimated using the Binomial option-pricing model with the following assumptions:

|  | September 20, 2024 |
|---|---|
| Exercise price | $ 2.33 to $3.225 |
| Term (years) | 1.75 to 5.5 |
| Expected stock price volatility | 162.4% |
| Risk-free rate of interest | 3.48% to 3.55% |

December 2024

On December 18, 2024, the Company entered into a securities purchase agreement (the "December 18, 2024 Purchase Agreement") with certain institutional investors, pursuant to which the Company sold to such investors 1,449,277 common shares of the Company at a purchase price of $3.45 per share (the "Registered Direct Offering") for a total of $5,000,005. The shares of Common Stock were offered by the Company pursuant to its shelf registration statement on Form S-3 (File No. 333-283758), which was declared effective by the Securities and Exchange Commission on December 18, 2024.

Concurrently with the sale of the Company's common stock pursuant to the December 18, 2024 Purchase Agreement, in a private placement, for each share of Common Stock purchased by the investors, such investors received from the Company an unregistered warrant (the "December 18, 2024 Warrant") to purchase one share of the Company's common stock (the "Private Placement" and together with the Registered Direct Offering, the "Offering") for an aggregate of 1,449,277 Warrants (the "December 18, 2024 Warrants"). The December 18, 2024 Warrants have an exercise price of $3.32 per share and are exercisable immediately upon issuance for a three-year period. These warrants had no financial statement impact as they were considered to be equity issuance costs.

The net proceeds from the Offerings amounted to $4,449,055, after deducting Placement Agent fees and offering expenses of $550,950 paid by the Company, which includes $500,950 discussed below plus $50,000 in legal fees. The Company is using the net proceeds from the Offering for general corporate purposes, which may include working capital and capital expenditures.

Pursuant to the September 2024 Engagement Letter with the Placement Agent, in connection with the December 18, 2024 Purchase Agreement, the Company paid the Placement Agent an aggregate cash fee of $375,000, which is equal to 7.5% of the gross proceeds raised in the Offerings, a management fee equal to $50,000, which is 1.0% of the gross proceeds raised in the Offerings, $60,000 for non-accountable expenses and $15,950 for clearing fees, which totals $500,950. The Company also issued the Placement Agent (or its designees) a warrant (the "December 18, 2024 Placement Agent Warrant") to purchase up to 108,696 shares of the company's Common Stock, which is equal to 7.5% of the aggregate number of shares of Common Stock sold in the Registered Direct Offering, at an exercise price equal to 125.0% of the offering price per share of Common Stock, or $4.3125 per share. The December 18, 2024 Placement Agent Warrant is exercisable immediately upon issuance for a period of three years from the date of issuance. These warrants had no financial statement impact as they were considered to be equity issuance costs.

In addition, the Company has agreed to pay the Placement Agent, if and when exercised, a cash fee equal to 7.5% of the aggregate gross exercise price paid in cash with respect to the exercise of the Warrants, a management fee equal to 1.0% of the aggregate gross exercise price paid in cash with respect to the exercise of the Warrants and issue to the Placement Agent (or its designees) warrants to purchase common stock representing 7.5% of the shares of common stock underlying the Warrants that have been exercised.

On December 26, 2024, the Company entered into a securities purchase agreement (the "December 26, 2024 Purchase Agreement") with certain institutional and accredited investors, pursuant to which the Company sold to such investors 1,346,669 shares of the Company's common stock at a purchase price of $3.00 per share (the "2$^{nd}$ Registered Direct Offering") for a total of $4,040,007. The shares of Common Stock were offered by the Company pursuant to its shelf registration statement on Form S-3 (File No. 333-283758), which was declared effective by the Securities and Exchange Commission on December 18, 2024.

Concurrently with the sale of Common Stock pursuant to the December 26, 2024 Purchase Agreement, in a private placement, for each share of Common Stock purchased by the investors, such investors received from the Company 1,346,669 unregistered warrants (the "December 26, 2024 Warrant") to purchase 1,346,669 shares of Common Stock. The December 26, 2024 Warrants have an exercise price of $3.00 per share and are exercisable immediately upon issuance for a three-year period. These warrants had no financial statement impact as they were considered to be equity issuance costs.

The net proceeds from the December 26, 2024 Purchase Agreement amounted to $3,600,656, after deducting Placement Agent fees and offering expenses of $439,351 paid by the Company, which includes placement agent fees of $409,351 paid pursuant to the September 2024 Engagement Letter with the Placement Agent plus $30,000 in legal fees.

The Company also issued the Placement Agent (or its designees) a warrant (the "December 26, 2024 Placement Agent Warrant") to purchase up to 101,000 shares of Common Stock, which is equal to 7.5% of the aggregate number of shares of Common Stock sold in the 2nd Registered Direct Offering, at an exercise price equal to 125.0% of the offering price per share of Common Stock, or $3.75 per share. The December 26, 2024 Placement Agent Warrant is exercisable immediately upon issuance for a period of three years from the date of issuance. These warrants had no financial statement impact as they were considered to be equity issuance costs.

The Company is using the net proceeds from the Offerings for general corporate purposes, which may include working capital and capital expenditures.

**Common Stock Issued for Pre-Funded Warrant Exercises**

In June and July 2024, the Company issued an aggregate of 520,367 common shares in connection with the exercise of 520,367 pre-funded warrants for net proceeds of $521.

**Common Stock Issued for Warrant Exercise**

In December 2024, the Company issued 1,256,734 common shares for the exercise of 1,256,734 New Series B Warrants for net proceeds of $2,663,594.

**Stock Warrants**

On March 13, 2024, in connection with the March 2024 Private Placement, the Company issued an aggregate of 1,256,734 Common Warrants consisting of (i) the Series A Warrants to purchase up to 628,367 shares of the Company's common stock, and (iii) the Series B Warrants to purchase up to 628,367 shares of the Company's common stock. Additionally, the Company sold the Pre-Funded Warrants to purchase up to 520,367 shares of the Company's common stock (See above). Additionally, in connection with the March 2024 Private Placement, the Company issued 47,128 March 2024 placement agent warrants. On September 20, 2024, the Company entered into an inducement offer agreement with the Holder of the March 2024 Common Warrants to immediately exercise for cash an aggregate 1,256,734 of the March 2024 Common Warrants to purchase shares of the Company's common stock at a reduced exercise price of $2.58 per share. In connection with the inducement offer, the Company issued Warrants to the Investor to purchase up to 94,255 common shares of the Company at an exercise price of $3,225.

On September 20, 2024, in connection with the inducement offer agreement discussed above, the Company issued an aggregate of 2,513,468 New Warrants consisting of (i) the Series A Warrants to purchase up to 1,256,734 shares of the Company's common stock, and (ii) the Series B Warrants to purchase up to 1,256,734 shares of the Company's common stock. Additionally, the Company issued 94,255 September 2024 placement agent warrants.

On December 18, 2024, in connection with the December 18, 2024 Purchase Agreement discussed above, the Company issued the December 18, 2024 Warrants to purchase up to 1,449,277 shares of the Company's common stock, and (ii) the December 18, 2024 Placement Agent Warrants to purchase up to 108,696 shares of the Company's common stock.

On December 26, 2024, in connection with the December 26, 2024 Purchase Agreement discussed above, the Company issued the December 26, 2024 Warrants to purchase up to 1,346,669 shares of the Company's common stock, and (ii) the December 26, 2024 Placement Agent Warrants to purchase up to 101,000 shares of the Company's common stock.

Warrant activity for the years ended December 31, 2025 and 2024 is summarized as follows:

| | Number of Warrants | | Weighted Average Exercise Price | | Weighted Average Remaining Contractual Term (Years) | | Aggregate Intrinsic Value |
|---|---|---|---|---|---|---|---|
| Balance Outstanding, December 31, 2023 | 11,245 | $ | 54.78 | | 4.13 | | - |
| Granted | 7,531,849 | | 3.11 | | - | | - |
| Exercised | (3,033,835) | | 2.58 | | - | | - |
| Balance Outstanding, December 31, 2024 | 4,509,259 | | 3.14 | | 3.57 | | 301,616 |
| Granted | - | | - | | - | | - |
| Balance Outstanding, December 31, 2025 | 4,509,259 | | 3.14 | | 2.57 | | - |
| Exercisable, December 31, 2025 | 4,509,259 | $ | 3.14 | | 2.57 | $ | - |

**2022 Equity Incentive Plan**

On March 30, 2022, the Company's Board of Directors authorized and adopted the 2022 Equity Incentive Plan (the "2022 Plan") and reserved an initial 208,333 shares of common stock for issuance thereunder. The 2022 Plan was approved by shareholders on March 30, 2022. The 2022 Plan's purpose is to encourage ownership in the Company by employees, officers, directors and consultants whose long-term service the Company considers essential to its continued progress and, thereby, encourage recipients to act in the stockholders' interest and share in the Company's success. The 2022 Plan provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), and other stock-based awards. Pursuant to the 2022 Plan, there shall be annual increase in the number shares reserved under the 2022 Plan on the first day of each calendar year beginning with the first January 1 following the effective date of the 2022 Plan and ending with the last January 1 during the initial ten-year term of the 2022 Plan, equal to the lesser of (A) five percent (5%) of the Shares outstanding (on an as-converted basis, which shall include Shares issuable upon the exercise or conversion of all outstanding securities or rights convertible into or exercisable for Shares, including without limitation, preferred stock, warrants and employee options to purchase any Shares) on the final day of the immediately preceding calendar year and (B) such lesser number of Shares as determined by the Board; provided, that, shares of Common Stock issued under the 2022 Plan with respect to an Exempt Award shall not count against such share limit. Accordingly, in June 2024, the number of shares reserved under the 2022 Plan increased by 95,304 to 303,637 reserved shares. On January 13, 2025, based on the 2022 Plan's annual increase provisions, the number of shares reserved under the 2022 Plan increased by 250,000 to 553,637 reserved shares the Company On August 12, 2025, the shareholders of the Company approved an amendment to the 2022 Plan to increase the number of shares of common stock reserved for issuance thereunder to 803,637 shares from 553,637 shares. As of December 31, 2025, 564,553 shares remain issuable under the 2022 Plan.

**Stock Options**

On March 5, 2024, the Company granted stock options to purchase an aggregate of 6,249 (2,083 stock options to each director) shares of the Company's common stock at an exercise price of $6.00 per share to the Company's board of directors pursuant to the 2022 Equity Incentive Plan. The grant date of the stock options was March 5, 2024 and the options expire on March 5, 2029. The options vest on the one-year anniversary of the stock option grant on March 5, 2025. The stock options were valued on the grant date at an aggregate fair value of $33,880 using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

On March 7, 2024, the Company entered into Advisory Board Agreements (the Advisory Agreements") with three members of the Company's Medical Advisory Board. In connection with the Advisory Agreements, each medical Board member shall be paid an annual cash fee of $40,000 paid quarterly, and the Company shall grant each Medical Advisory Board member stock options to purchase 4,167 shares of the Company's common stock. On May 28, 2024, the Company granted these options for an aggregate of 12,501 stock options at an exercise price of $3.82 per share to the Company's Advisory board pursuant to the 2022 Equity Incentive Plan. The grant date of the stock options was May 28, 2024 and the options expire on May 28, 2029. The options vest 25% immediately and the remainder vest quarterly. The stock options were valued on the grant date at an aggregate fair value of $46,124 using a Black-Scholes option pricing model which will be recognized as stock-based professional fees over the vesting period.

On July 17, 2024, the Company granted stock options to purchase 7,000 shares of the Company's common stock at an exercise price of $2.15 per share to ta member of the Medical Advisory Board pursuant to the 2022 Equity Incentive Plan. The grant date of the stock options was July 17, 2024 and the options expire on July 17, 2034. The options vest quarterly (875 each quarter) beginning on October 17, 2024 and each quarter thereafter through October 17, 2026. The stock options were valued at $14,536 on the grant date using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

On April 14, 2025, the Company granted stock options to purchase an aggregate of 75,000 (25,000 stock options to each director) shares of the Company's common stock at an exercise price of $1.11 per share to the Company's board of directors pursuant to the 2022 Equity Incentive Plan. The grant date of the stock options was April 14, 2025 and the options expire on April 14, 2030. The options vest on the one-year anniversary of the stock option grant on April 14, 2026. The stock options were valued on the grant date at an aggregate fair value of $73,063 using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

On December 2, 2025, the Company granted stock options to purchase an aggregate of 100,000 shares of the Company's common stock at an exercise price of $1.24 per share to the Company's consultants pursuant to the 2022 Equity Incentive Plan. The grant date of the stock options was December 2, 2025 and the options expire on December 2, 2030. The options vest quarterly over one year. The stock options were valued on the grant date at an aggregate fair value of $104,068 using a Black-Scholes option pricing model which will be recognized as stock-based compensation expense over the vesting period.

The stock options were valued at the grant date using a Black-Scholes option pricing model with the following assumptions:

| | Year Ended December 31, 2025 | Year Ended December 31, 2024 |
|---|---|---|
| Dividend rate | — | —% |
| Term (in years) | 3.0 years | 3.0 to 6.0 years% |
| Volatility | 158.6% to 167.3% | 168.9 to 184.6% |
| Risk—free interest rate | 3.54% to 3.87% | 4.07% to 4.56% |

The expected terms of the options are based on evaluations of historical and expected future employee exercise behavior using the simplified method. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at grant date. Volatility is based on historical and expected future volatility of the Company's common stock. The Company has not historically issued any dividends and does not expect to in the future.

During the years ended December 31, 2025 and 2024, the Company recognized total stock-based expenses related to stock options of $136,891 and $119,443, respectively, which have been reflected in general and administrative expenses on the consolidated statements of operations and comprehensive loss. As of December 31, 2025, a balance of $136,245 remains to be expensed over future vesting periods related to unvested stock options issued for services to be expensed over a weighted average period of 0.87 year.

Stock option activity during the years ended December 31, 2025 and 2024 is summarized as follows:

| | Number of Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Balance Outstanding, December 31, 2023 | 38,334 | $ 49.80 | 8.49 | $ |
| Granted | 25,750 | 3.90 | | |
| Balance Outstanding, December 31, 2024 | 64,084 | 31.35 | 7.76 | 3,080 |
| Granted | 175,000 | 1.18 | - | - |
| Balance Outstanding, December 31, 2025 | 239,084 | $ 9.27 | 5.22 | $ - |
| Exercisable, December 31, 2025 | 61,042 | $ 32.58 | 6.68 | $ - |

## NOTE 8 – COMMITMENTS AND CONTINGENCIES

**Employment Agreement**

On February 17, 2023, the Company entered into an executive employment agreement with Vadim Mats, the Company's Chief Executive Officer (CEO) in connection with the Company's initial public offering (the "*IPO*"). The term of the agreement will continue for one (1) year from the date of execution and automatically renews for successive one (1) year periods at the end of each term until either party delivers written notice of their intent not to review at least 90 days prior to the expiration of the then effective term. Pursuant to the agreement, Mr. Mats shall receive a base salary at the annual rate of $400,000 payable in equal installments in accordance with the Company's standard payroll policies. Mr. Mats shall also be eligible to receive an annual cash bonus in an amount up to two times his then-current base salary if the Company meets or exceeds criteria to be adopted by the compensation committee annually.

## NOTE 9 – INCOME TAXES

The Company accounts for income tax using the liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The deferred tax asset on December 31, 2025 and 2024 consists of net operating loss carryforwards and the deferred tax asset on December 31, 2024 includes mandatory capitalization of research and development cost for tax purposes pursuant to Section 174, as revised by the Tax Cuts and Jobs Act ("TCJA"). The TCJA amended Section 174 relating to the federal tax treatment of research or experimental expenditures paid or incurred during the taxable year. The new Section 174 rules required taxpayers to capitalize and amortize specified research and experimental expenditures, including software development, over a period of five years (attributable to domestic research) or 15 years (attributable to foreign research).

On July 4, 2025, OBBBA was enacted, which included among other provisions the restoration of immediate expensing of domestic research and experimental ("R&E") expenditures under Section 174. Pursuant to the OBBBA's transition rules, the Company elected to expense all unamortized domestic R&E costs previously capitalized between 2022 and 2024. As the Company maintains a valuation allowance against its net deferred tax assets, including NOLs, this election resulted in no change to tax expense for the year ended December 31, 2025.

Net deferred tax assets has been fully offset by a valuation allowance because of the uncertainty of the attainment of future taxable income.

As of December 31, 2025 and 2024, components of deferred tax assets and liabilities are as follows:

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Net operating loss carryforward | $ 2,607,616 | $ 1,407,458 |
| Research and development | 506,973 | 618,007 |
| Total deferred tax assets | 3,114,589 | 2,025,465 |
| Valuation allowance | (3,114,589) | (2,025,465) |
| Net Deferred Tax Assets | $ - | $ - |

A reconciliation of the effective tax rate with the statutory Federal income tax rate was as follows for the years ended December 31, 2025 and 2024:

|  | For the Year ended December 31, 2025 ($) | For the Year ended December 31, 2025 (%) | For the Year ended December 31, 2024 ($) | For the Year ended December 31, 2024 (%) |
|---|---|---|---|---|
| Federal tax benefit at statutory rate | $ (988,490) | (21.0)% | $ (516,812) | (21.0)% |
| State tax benefit, net of Federal tax benefit | (241,709) | (5.1)% | (126,373) | (5.1)% |
| Non-deductible expenses | 30,041 | 0.7% | 31,216 | 0.9% |
| Change in valuation allowance | 1,200,158 | 25.4% | 611,969 | 25.2% |
| Effective tax rate | $ - | 0% | $ - | 0% |

As of December 31, 2025, the Company had approximately $9,977,488 in net operating loss carry forwards for federal income tax purposes of which $5,385,337 may be carried forward indefinitely subject to annual usage limitations of 80% of taxable income. Generally, these can be carried forward and applied against future taxable income at the tax rate applicable at that time. The Company is currently using a 26.135% effective tax rate for its projected available net operating loss carry-forward.

In accordance with FASB ASC 740 "Income Taxes", valuation allowances are provided against deferred tax assets, if based on the weight of available evidence, some or all of the deferred tax assets may or will not be realized. The Company has evaluated its ability to realize some or all of the deferred tax assets on its balance sheet for the coming year and has established a valuation allowance in the amount of $3,114,589 as of December 31, 2025 due to the uncertainty of generating taxable income. The valuation allowance increased in 2025 by $1,089,124.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company's 2025, 2024 and 2023 Corporate Income Tax Returns are subject to Internal Revenue Service examination.

**NOTE 10 – <u>SUBSEQUENT EVENTS</u>**

On January 26, 2026, the Company entered into the At The Market Offering Agreement ("ATM Agreement") with H. C. Wainwright and Co., LLV ("Wainwright") under which the Company could offer and sell shares of its common stock having an aggregate sales price of up to $5,600,000 through Wainwright as the sales agent pursuant to the Company's effective shelf registration statement on Form S-3 (File No. 333-283758), including an accompanying base prospectus dated December 18, 2024 and prospectus supplements dated January 23, 2026 and February 4, 2026. Sales of shares of the Company's common stock through Wainwright, if any, will be made by any method permitted by law deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. Wainwright will use commercially reasonable efforts to sell shares of the Company's common stock from time to time, based on instructions from the Company (including any price, time or size limits or other parameters or conditions the Company may impose). The Company will pay Wainwright a commission equal to 3.0% of the aggregate gross proceeds from the sales of shares of the Company's common stock sold through Wainwright under the ATM Agreement and will also reimburse Wainwright for certain specified expenses in connection with the ATM Agreement. From January 26. 2026 to March 5, 2026, the Company issued 3,096,481 shares of its common stock for gross proceeds of approximately $5.6 million and received net proceeds of approximately $5.4 million pursuant to the ATM Agreement.

On March 2, 2026, the Company entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with America First Defense.AI LLC, a New Mexico limited liability company ("AFD"), pursuant to which the Company agreed to purchase, and AFD agreed to sell, 19.99% of AFD's outstanding membership interests (the "Membership Interests") for an aggregate purchase price of $2,900,000. The closing of the purchase (the "Closing") occurred on March 4, 2026 and the Company paid the purchase price. Within five calendar days following the Closing, AFD is required to deliver the Membership Interests to the Company. The Purchase Agreement contains customary representations, warranties and covenants of the parties, including provisions regarding the private offering nature of the transaction. The Membership Interests have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under applicable state securities laws, and are being issued and sold in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act. The Purchase Agreement also includes restrictions on transfer of the Membership Interests, including that any transfer must be made in accordance with applicable law and AFD's operating agreement.